Exhibit 2.2

MASTER TRANSACTIONS AGREEMENT

BY AND AMONG

NATIONWIDE HEALTH PROPERTIES, INC.

HEARTHSTONE OPERATIONS, LLC

AND

HEARTHSTONE ASSISTED LIVING, INC.

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8.10	Notification of Breach	35
8.11	Exclusivity	35
8.12	Section 280G	35

ARTICLE 9 Post-Closing Covenants		36
9.1	[Intentionally Omitted]	36
9.2	Indemnification; Directors’ and Officers’ Insurance	36
9.3	No Liability of Company Parties	36

ARTICLE 10 Termination		38
10.1	Termination of Agreements	38
10.2	Effect of Termination	40

ARTICLE 11 Indemnification; Remedies		40
11.1	Survival; Right to Indemnification Not Affected by Knowledge	40
11.2	Payment of Damages by or for the Benefit of the Shareholders and the Participants	41
11.3	Indemnification and Payment of Damages by Merger Acquiring Parties	45
11.4	Indemnification and Payment of Damages by NewCo	46
11.5	Remedies Exclusive	46
11.6	Procedure for Indemnification	47
11.7	Tax Benefits with Respect to Damages	50
11.8	No Duplication	50
11.9	No Special Damages	51

ARTICLE 12 Miscellaneous		51
12.1	Dispute Resolution	51
12.2	Press Releases and Public Announcements	53
12.3	No Third-Party Beneficiaries	53
12.4	Entire Agreement	53
12.5	Successors and Assigns	54
12.6	References and Construction	54
12.7	Notices	54
12.8	Governing Law	57
12.9	Amendment	57
12.10	Waivers	57
12.11	Severability	57
12.12	Counterparts; Facsimile Signatures	57

ii

MASTER TRANSACTIONS AGREEMENT

This MASTER TRANSACTIONS AGREEMENT (this “Agreement”) is entered into as of March 22, 2006 by and among NATIONWIDE HEALTH PROPERTIES, INC., a Maryland corporation, (the “Merger Purchaser”), HEARTHSTONE OPERATIONS, LLC, a Delaware limited liability company (“NewCo”), and HEARTHSTONE ASSISTED LIVING, INC., a Texas corporation (the “Company”). The Merger Purchaser and NewCo are sometimes referred to collectively herein as the “Acquiring Parties” and individually as an “Acquiring Party.” The Merger Purchaser, NewCo and the Company are sometimes referred to collectively herein as the “Parties” and individually as a “Party.” Capitalized terms used herein shall have the meanings set forth in Article 1.

RECITALS:

A. Immediately prior to the Closing, the Company and its then current Subsidiaries will enter into a series of transactions more fully described in Exhibit A (the “Restructuring Transactions”) whereby the Real Estate Assets and Real Estate Liabilities will be transferred to the Real Estate Entity, a wholly-owned Subsidiary of the Company, subject to a master lease in favor of various Operating Entities (as defined below).

B. The Company and NewCo have entered into a Contribution Agreement of even date herewith (the “Contribution Agreement”) whereby: (i) the Company will contribute the Contributed Assets (as defined in the Contribution Agreement), which include all assets (other than the Equity Interests in the Real Estate Entity) owned by the Company, including all working capital items, all Equity Interests in the Company Subsidiaries listed on Schedule A attached to the Contribution Agreement (collectively the “Operating Entities”), and the “Hearthstone” name and mark; (ii) NewCo will agree to cause all of the Operating Entities to retain all of their respective liabilities and will assume all of the liabilities of the Company other than the Excluded Liabilities (all such assumed liabilities collectively, the “Assumed Liabilities”). The transactions described in this Recital B will be referred to as the “Contribution Transaction.”

C. Concurrently with the Closing but prior to the consummation of the Merger Transaction, the Company will sell the interests in NewCo to Hearthstone Senior Living Services, LLC (the “Operations Buyer”), which will be owned and controlled by the Management Team. Such purchase and sale will be made pursuant to the Operations Purchase Agreement of even date herewith (the “Purchase Agreement”). The purchase price will be Six Million Dollars ($6,000,000) in cash (the “Operations Purchase Price”). The transactions described in this Recital C will be referred to as the “Operations Transaction.” Immediately thereafter, the Company will make the Gain Sharing Payments and dividend the Operations Purchase Price. Thereafter the Company will make the E&P Distribution and dividend the right to receive the Positive Working Capital Amount, if any, to the Shareholders as more fully described in Section 2.1(b).

D. Concurrently with the Closing but following the consummation of the Operations Transaction, a wholly-owned subsidiary of the Merger Purchaser (“Merger Sub”) will merge with and into the Company with the Company becoming the Surviving Corporation (the “Merger

Transaction”) pursuant to that certain Agreement and Plan of Merger of even date herewith by and among the Company, the Merger Purchaser and Merger Sub (the “Merger Agreement”).

E. Although the Operations Transaction will be deemed to occur immediately prior to the Effective Time of the Merger Transaction, the Contribution Agreement and the Merger Agreement provide that the consummation of the transactions contemplated by each agreement is conditioned upon the consummation of the transactions under the other agreement.

F. All of the Parties desire to ensure that liabilities of the Company and its equity owners (prior to the Closing) arising out or as a result of the Transactions or under or relating to the Transaction Agreements, and the arrangements relating thereto, be treated in an integrated and comprehensive manner and that the Transaction Documents not be duplicative or conflicting.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1

Definitions

1.1 Definitions. As used in this Agreement and, unless otherwise defined in the Contribution Agreement or the Merger Agreement, as used in such agreements, the following terms shall have the meanings set forth in this Article 1:

“AAA” has the meaning set forth in Section 12.1(a).

“Acquiring Party” or “Acquiring Parties” has the meaning set forth in the preamble to this Agreement.

“Acquisition Transaction” has the meaning set forth in Section 8.11.

“Affiliate” means, with respect to a specified Person, any other Person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Assets” has the meaning given such term in Annex I of the Contribution Agreement and includes all reserves created for liabilities and claims.

“Assumed Liabilities” has the meaning set forth in Recital B.

“Audited Financial Statements” has the meaning set forth in Section 3.5.

“Benefits Affiliates” means (i) any corporation which is a member of a controlled group of corporations (as defined in Section 414(b) of the Code), which includes the Company, (ii) any trade or business (whether or not incorporated) that is under common control (as defined is Section 414(c) of the Code) with the Company, (iii) any organization (whether or not incorporated) that is a member of an affiliated service group (as defined in Section 414(m) of the Code), which includes the Company and (iv) any other entity required to be aggregated with the Company pursuant to the regulations issued under Section 414(o) of the Code.

“Benefit Plan” or “Benefit Plans” has the meaning set forth in Section 4.4(a).

“Business” has the meaning given such term in the recitals to the Contribution Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or required by applicable Law to be closed.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601, et seq., as amended.

“claimant” has the meaning set forth in Section 12.1(b).

“Closing” has the meaning given such term in Section 4.1 of the Contribution Agreement.

“Closing Date” has the meaning set forth in Section 4.1 of the Contribution Agreement.

“Closing Date Merger Consideration” has the meaning set forth in Section 2.1(c).

“Closing Escrow” has the meaning given such term in Section 1.1 of the Merger Agreement.

“Closing Escrow Agreement” has the meaning given such term in Section 1.1 of the Merger Agreement.

“Closing Escrow Amount” has the meaning given such term in Section 1.1 of the Merger Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Common Stock” means the common stock, par value $0.02 per share, of the Company.

“Company Disclosure Letter” has the meaning set forth in the preface to Article 3.

“Company Parties” has the meaning set forth in Section 9.3(c)(i).

“Company Permits” means all permits, licenses, variances, exemptions, orders, franchises, authorizations, rights, registrations, certifications, accreditations and approvals of Governmental Entities that are necessary for the lawful conduct of the businesses of the Company and its Subsidiaries and for the ownership, occupancy and use of their respective Real Properties.

“Confidentiality Agreement” has the meaning set forth in Section 8.4.

“Contract” or “Contracts” means all of the material contracts, agreements and obligations, written or oral, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets are bound, including any loan, bond, mortgage, indenture, lease instrument, franchise, license or supplier, vendor or employment agreement, but excluding any contracts, agreements or arrangements with residents of the Company’s facilities.

“Contributed Assets” has the meaning given such term in Annex I of the Contribution Agreement.

“Contribution Agreement” has the meaning set forth in Recital B.

“Contribution Transaction” has the meaning set forth in Recital B.

“Covered Claims” has the meaning set forth in Section 11.2(a).

“Damages” means an actual, and not consequential, loss, liability, claim, damage or expense, whether or not involving a third-party claim, (including reasonable costs of investigation and defense and reasonable attorney’s fees) that is recoverable based on, subject to the limitations of, the contractual provisions in Article 11.

“Deposit Escrow Agent” has the meaning set forth in Section 2.2.

“Deposit Escrow Agreement” has the meaning set forth in Section 2.2.

“Direct Claim Notice” has the meaning set forth in Section 11.6(b)(i).

“Dispute” has the meaning set forth in Section 12.1(a).

“E&P Distribution” has the meaning set forth in Section 2.1(b).

“Effective Time” has the meaning given such term in Section 1.1 of the Merger Agreement.

“Encumbrance” has the meaning set forth in Section 4.1.

“Equity Interests” means (i) with respect to a corporation, any and all shares, interests, participation or other equivalents (however designated) of corporate stock, including all common stock and preferred stock, or warrants, options or other rights to acquire any of the foregoing and (ii) with respect to a partnership, limited liability company or similar Person, any and all units, interests, rights to purchase, warrants, options or other equivalents of, or other ownership interests in, any such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Period” means the period commencing on the Closing Date and ending on the date on which all of the Closing Escrow Amount and all accrued interest and earnings thereon have been distributed in accordance with the terms of the Closing Escrow Agreement.

“Excluded Liabilities” has the meaning set forth in Section 2.2 of the Contribution Agreement.

“Facilities” has the meaning set forth in Section 4.2(d).

“Financial Statements” has the meaning set forth in Section 3.5.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Gain Sharing Plan” means the Company’s 2004 Gain Sharing Plan.

“Gain Sharing Plan Awards” means all amounts payable under the Gain Sharing Plan upon and in respect of the consummation of the transactions contemplated by this Agreement.

“Governmental Entity” or “Governmental Entities” means any court, tribunal, judicial body, arbitrator, stock exchange, administrative or regulatory agency, regulatory body or commission or other governmental or quasi-governmental authority or instrumentality, whether local, state or federal, domestic or foreign.

“Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hazardous Substances” has the meaning set forth in Section 4.2(k).

“Hazardous Substances Laws” has the meaning set forth in Section 4.2(k).

“Health Departments” means departments of health and/or any Governmental Entity of the states where the Facilities are located which have jurisdiction over the licensing, ownership and/or operations of the Facilities.

“Interim Balance Sheet” has the meaning set forth in Section 3.5.

“Interim Financial Statements” has the meaning set forth in Section 3.5.

“Knowledge” when applied to the Company or NewCo means the actual knowledge of Timothy Hekker, President of the Company, James Wang, Chief Financial Officer, Laurence Daspit and Lloyd Schill, both Vice Presidents of Sales and Operations, and Richard Rosenberg, General Counsel, after making reasonable inquiry with respect to the relevant subject.

“Law” means any United States (federal, state or local) or foreign law, statute, ordinance, rule, regulation or Order.

“Leased Real Property” has the meaning set forth in Section 4.2(b).

“Leases” has the meaning set forth in Section 4.2(g).

“Litigation” means any action, lawsuit, claim, proceeding, investigation or inquiry, whether civil, criminal or administrative.

“Material Adverse Effect” means any change in or effect on the business, results of operations, assets, financial condition or liabilities of the Company or any of its Subsidiaries that is materially adverse to the Company and its Subsidiaries taken as a whole; provided, however, that any adverse change or effect resulting from, or directly relating to, any of the following shall not be taken into account in making any such determination and shall not be deemed to constitute or give rise to a Material Adverse Effect, either individually or in the aggregate: (i) the announcement, pendency or consummation of the transactions contemplated by this Agreement (including, in each case to the extent arising therefrom, any decrease in customer demand, any reduction in revenues, any disruption in supplier, partner or similar relationships or any loss of employees); (ii) the taking of any action required by this Agreement or to which the Merger Purchaser has given its express written consent; (iii) the actions of the Merger Purchaser or any of its Affiliates (other than any actions permitted to be taken by the Merger Purchaser or Merger Sub pursuant to this Agreement or the Merger Agreement); (iv) general business or economic conditions affecting the economy as a whole that do not disproportionately (in comparison to other companies of comparable size in the industry) and materially adversely affect the Company or its Subsidiaries taken as a whole; (v) conditions generally affecting the assisted living industry as a whole that do not disproportionately (in comparison to other companies of comparable size in the industry) and materially adversely affect the Company or its Subsidiaries taken as a whole; or (vi) changes or developments in financial or securities markets or the economy in general, any outbreak or escalation of hostilities or the declaration by the United States of a national emergency or war, any acts of terrorism, any other international or domestic calamity or crisis or geopolitical event, or effects of weather or meteorological events that do not disproportionately (in comparison to other companies of comparable size in the industry) and materially adversely affect the Company or its Subsidiaries taken as a whole.

“Medicaid Waiver Programs” has the meaning set forth in Section 3.4(b).

“Merger Acquiring Party” means the Merger Purchaser or Merger Sub individually, and “Merger Acquiring Parties” means the Merger Purchaser and Merger Sub collectively.

“Merger Agreement” has the meaning set forth in Recital D.

“Merger Consideration” has the meaning given such term in Section 1.1 of the Merger Agreement.

“Merger Purchaser” has the meaning set forth in the preamble to this Agreement.

“Merger Sub” has the meaning set forth in Recital D.

“Merger Transaction” has the meaning set forth in Recital D.

“NewCo” has the meaning set forth in the preamble to this Agreement.

“Notice of Arbitration” has the meaning set forth in Section 12.1(b).

“Occupancy Leases” has the meaning set forth in Section 4.2(g).

“Operations Buyer” has the meaning set forth in Recital C.

“Operations Purchase Price” has the meaning set forth in Recital C.

“Operations Transaction” has the meaning set forth in Recital C.

“Order” means any decree, judgment, injunction, ruling, writ or other order (whether temporary, preliminary or permanent) of any Governmental Entity.

“Owned Real Property” has the meaning set forth in Section 4.2(a).

“Panel” has the meaning set forth in Section 12.1(d).

“Participant” has the meaning given such term in the Gain Sharing Plan.

“Participant Letter” means a letter addressed to the Surviving Corporation and the Acquiring Parties in the form set forth in Exhibit B attached hereto executed by a Participant.

“Party” or “Parties” has the meaning set forth in the preamble to this Agreement.

“Paying Agent” has the meaning given such term in the Merger Agreement.

“PCBs” has the meaning set forth in Section 4.2(n).

“Performance Deposit” has the meaning set forth in Section 2.2.

“Permitted Liens” has the meaning set forth in Section 4.2(j).

“Person” means any natural person, firm, partnership, limited liability company, joint venture, business trust, trust, association, corporation, company, unincorporated entity or other entity.

“Positive Working Capital Amount” has the meaning given such term in the Contribution Agreement.

“Post-Closing Liabilities” means any liabilities or obligations, whether accrued, absolute, contingent or otherwise, of a Person, including Taxes, arising from or as a result of any transaction, action, event, condition or omission occurring or arising after the Effective Time of the Merger.

“Post-Closing Taxable Period” means (A) any taxable period of the Company that begins after the Closing Date and (B) with respect to any taxable period of the Company that includes the Closing Date, the portion of such taxable period after the Closing Date.

“Potential Claims” has the meaning set forth in Section 9.3(c)(i).

“Potential Purchasers” has the meaning set forth in Section 8.11.

“Pre-Closing Taxable Period” means (A) any taxable period of the Company that ends on or before the Closing Date and (B) with respect to any taxable period of the Company that includes the Closing Date, the portion of such taxable period prior to and including the Closing Date.

“Pro Rata Portion” means, with respect to any Shareholder or Participant, the percentage set forth opposite such Shareholder’s or Participant’s name on Exhibit A attached to the Merger Agreement.

“Purchase Agreement” has the meaning set forth in Recital C.

“Purchaser Indemnitees” has the meaning set forth in Section 11.2(a).

“Real Estate Assets” has the meaning given such term in Exhibit A.

“Real Estate Entity” means one or more wholly-owned Subsidiaries of the Company to be formed prior to Closing.

“Real Estate Liabilities” has the meaning given such term in Exhibit A.

“Real Property” has the meaning set forth in Section 4.2(b).

“Rent Roll” has the meaning set forth in Section 4.2(i).

“Representatives” means, with respect to a specified Person, such Person’s officers, directors, partners, managers, employees, consultants, representatives and other agents, including investment bankers, attorneys and accountants.

“respondent” has the meaning set forth in Section 12.1(b).

“Restructuring Transactions” has the meaning set forth in Recital A.

“Satisfied and Asserted Covered Claims” means satisfied Covered Claims and set aside amounts reserved for then asserted but unresolved Covered Claims in accordance with the Company’s past actuarial and reserve practices and procedures (and in all cases net of insurance, reserves and tax benefits, as applicable).

“SEC” means the United States Securities and Exchange Commission.

“Share” or “Shares” means the shares, or individually a share, of Company Capital Stock as defined in Section 1.1 of the Merger Agreement.

“Shareholder” or “Shareholders” means the holders, or individually a holder, of Shares, together with their successors and assigns.

“Shareholder Indemnitees” has the meaning set forth in Section 11.3(a)(i).

“Shareholder’s Title Representation” means, as to a Shareholder, the representation and warranty by such Shareholder in its Shareholder Letter with respect to title and ownership of its Shares and its authorization to consummate the Merger Transaction.

“Shareholders and Participants Fund” has the meaning set forth in Section 1.1 of the Merger Agreement.

“Shareholder Letter” and “Shareholder Letters” means a letter addressed to the Surviving Corporation and the Acquiring Parties in the form set forth in Exhibit C attached hereto executed by a Shareholder.

“Shareholder Representatives” means the three (3) Persons who, pursuant to the Shareholder Letters and the Participant Letters, have been authorized in writing by the Shareholders and Participants who have signed Shareholder Letters and Participant Letters, respectively, to act on behalf of such Shareholders and Participants with respect to the determination of any Working Capital adjustment pursuant to Section 3.2 of the Contribution Agreement and with respect to the Closing Escrow and claims against the Closing Date Escrow pursuant to Article 11 hereof, the Shareholder Letters and the Participant Letters, and for as long as such claims remain outstanding. Such term shall also include any successor Persons selected in accordance with the provisions of the Shareholder Letters and Participant Letters. The Shareholder Representatives will not have any power or authority to act on behalf of the Shareholders or the Participants under any of the provisions of the Transaction Agreements prior to the Closing.

“Stockholders Agreement” means that certain Amended and Restated Stockholders Agreement, dated as of January 14, 2000, by and among the Company and shareholders of the Company signatory thereto, as amended by that certain Amendment to the Amended and Restated Stockholders Agreement dated as of January 4, 2001, and as further amended by that certain Second Amendment to Amended and Restated Stockholders Agreement dated as of November 15, 2004.

“Stock Options” means outstanding stock options to acquire shares of Company Common Stock under the Stock Plan.

“Stock Plan” means the Hearthstone Assisted Living, Inc. 1997 Amended and Restated Stock Option Plan.

“Stock Warrants” means those certain warrants to purchase shares of Company Common Stock and issued to certain individuals not under the Stock Plan, as more particularly described in the Company Disclosure Letter.

“Subsidiary” or “Subsidiaries” means with respect to a specified Person, any other Person (A) of which such specified Person or any other Subsidiary of such specified Person is a general partner or managing member, (B) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such other Person is held by such specified Person or by one or more of such specified Person’s Subsidiaries or (C) of which at least 50% of the equity interests (or economic equivalent) of such other Person are, directly or indirectly, owned or controlled by such specified Person or by one or more of such specified Person’s Subsidiaries.

“Survival Period” has the meaning set forth in Section 11.1(a)(ii).

“Tail Policy” has the meaning set forth in Section 9.2(a).

“Tangible Property” has the meaning set forth in Section 4.2(c).

“Tax” or “Taxes” means (i) all taxes, charges, fees, levies and other assessments, including income, gross receipts, excise, real or personal property, sales, withholding (including dividend withholding and withholding required pursuant to Sections 1445 and 1446 of the Code), social security, occupation, use, service, license, payroll, franchise, transfer and recording taxes, fees and charges, including estimated taxes, imposed by the United States or any taxing authority (domestic or foreign), whether computed on a separate, consolidated, unitary, combined or any other basis, and any interest, fines, penalties or additional amounts attributable to or imposed upon or with respect to any such taxes, charges, fees, levies or other assessments and (ii) any liability for amounts described in clause (i) of another Person under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a result of transferee liability, by Law, by Contract or otherwise.

“Tax Audit” means any audit, examination, action, suit, proceeding, investigation, claim or other proceeding in respect of Taxes by a Governmental Entity.

“Tax Claims” has the meaning set forth in Section 11.1(a).

“Tax Contribution Agreement” means an agreement, oral or written, (A) that has one of its purposes to permit a Person to take the position that such Person could defer federal taxable income that otherwise might have been recognized in connection with a transfer of property or contribution to any entity that is treated as a partnership for federal income tax purposes and that (1) prohibits or restricts in any manner the disposition of any assets of any entity, (2) requires that any entity maintain, put in place, or replace, indebtedness, whether or not secured by one or more properties or (3) requires that any entity offer to any Person at any time the opportunity to guarantee or otherwise assume, directly or indirectly (including through a “deficit restoration obligation,” guarantee (including a “bottom” guarantee), indemnification agreement or other similar agreement), the risk of loss for federal income Tax purposes for indebtedness or other liabilities of any entity, (B) that specifies or relates to a method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of an entity or (C) that requires a particular method for allocating one or more liabilities of any entity under Section 752 of the Code.

“Tax Returns” means any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including any schedule or attachment thereto and amendment thereof, any information returns, and any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for extension of time in which to file any such report, return, document, declaration or other information.

“Terminating Company Breach” has the meaning set forth in Section 10.1(d).

“Terminating Merger Purchaser Breach” has the meaning set forth in Section 10.1(c).

“Termination Date” has the meaning set forth in Section 10.1(f).

“Transaction Agreements” means this Agreement, the Contribution Agreement, the Merger Agreement and all other agreements related hereto or thereto (not including, for the avoidance of doubt, the Facilities Master Lease as defined in the Contribution Agreement (the “Master Lease”)).

“Transaction Fees” means all of the professional fees and related costs and expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby that remain outstanding as of the Closing, including all fees and related costs and expenses owing to Andrews Kurth LLP; Stoll Keenon & Park, LLP; Bank of America Securities, LLC; CB Richard Ellis, Inc.; Ernst & Young LLP; and the Paying Agent, the costs of the insurance policy which is the subject of Section 9.2, the premiums associated with clearing and updating title insurance policies currently in place, the wiring and check distribution costs associated with distributing the Merger Consideration to the Shareholders, and, in the event that a filing is required in connection with the Transactions under the Hart-Scott-Rodino Act, an amount equal to 50% of the filing fee associated therewith (with the remaining 50% to be paid by, and solely the financial responsibility of, Merger Purchaser). Transaction Fees shall not include any of the Defeasance Costs and shall not deducted from the Merger Consideration if such fees are deducted from Working Capital in making the Working Capital adjustment pursuant to the Contribution Agreement).

“Transactions” means the Operations Transaction, the Merger Transaction, and all of the other transactions (other than pursuant to the Master Lease) occurring pursuant to, contemplated by, or in connection with the Transaction Agreements, provided that term “Transaction” shall not include, with respect to any Purchaser Party (as defined in the Merger Agreement) any transaction with respect to which such Purchaser Party is not a party to or bound by the agreement giving rise to such transaction.

“12-Month Distribution” has the meaning set forth in Section 11.2(b)(i).

“12-Month Survival Period” has the meaning set forth in Section 11.1(a).

“24-Month Distribution” has the meaning set forth in Section 11.2(b)(ii).

“24-Month Survival Period” has the meaning set forth in Section 11.1(a)(ii).

“36-Month Distribution” has the meaning set forth in Section 11.2(b)(iii).

“36-Month Survival Period” has the meaning set forth in Section 11.1(a).

“Voting Debt” has the meaning set forth in Section 4.1.

“WARN Act” has the meaning set forth in Section 8.9.

“Welfare Plan” has the meaning set forth in Section 4.4(f).

“Withheld Amounts” has the meaning set forth in Section 1.1 of the Merger Agreement.

“Working Capital” has the meaning set forth in Section 3.2 of the Contribution Agreement.

ARTICLE 2

Provisions Concerning the Transactions

2.1 Relationship Among Transaction Agreements.

(a) The Contribution Agreement governs the Contribution Transaction.

(b) Immediately prior to the Effective Time of the Merger Transaction, the Company will dividend to the Shareholders the Operations Purchase Price and the amount that the Company estimates in good faith prior to Closing is necessary to eliminate the Company’s current and accumulated earnings and profits through the Closing Date as computed for United States federal income tax purposes (“E&P Distribution”) after giving effect to the Operations Transaction, the payment of the Gain Sharing Plan Awards and the distribution of the Operations Purchase Price. At least seven (7) days prior to the Closing, the Company will provide the Merger Purchaser with a calculation of the proposed E&P Distribution and the opportunity to review the basis upon which the determination of the E&P Distribution was made. The Company will make a distribution to the Shareholders of the right to receive the Positive Working Capital Amount, if any. The E&P Distribution will be made immediately prior to the Closing; NewCo will assume the obligation to make the payment of the Positive Working Capital Amount, if any. The Parties will abide by the terms of the Contribution Agreement with respect to the determination of Working Capital.

(c) The Merger Agreement governs the merger of the Merger Sub with and into the Company. Pursuant to the Merger Agreement, and subject to the terms and conditions provided for therein, the Shares issued and outstanding as of the Effective Time shall automatically be converted into the right to receive the sum of (i) Merger Consideration less Withheld Amounts as determined in accordance with the provisions of the Merger Agreement (the “Closing Date Merger Consideration”) and (ii) the net positive balances of Withheld Amounts if, as and when paid as provided in the Merger Agreement and this Agreement, including the Closing Escrow Amount (which will be deposited pursuant to the Closing Escrow Agreement and will be applied to the satisfaction of claims pursuant to Article 11 of this Agreement or, to the extent not required to satisfy such claims or expenses incurred by the Shareholder Representatives, released and distributed to the Shareholders as provided in the Merger Agreement and the Closing Escrow Agreement) and the Shareholders and Participants Fund (which will be deposited and applied as provided in the Merger Agreement).

(d) This Agreement governs the relationship among the various Transaction Agreements, sets forth covenants concerning certain pre- and post-Closing matters, and sets forth the sole and exclusive method by which claims, if any, may be made by any of the Acquiring Parties (and their Affiliates, including, after the Effective Time, the Company, and any Person claiming by or through the Acquiring Parties or such Affiliates) as against the Company, any Affiliates of the Company, and any equity owner (including the Shareholders), officer, or director prior to the Closing with respect to or arising out of any event, liability, matter, omission, circumstance, transaction, arrangement, claim, relationship or condition in any way related to or affecting the Company or its Subsidiaries, their assets, their operations, their condition (financial or otherwise) or their prospects or the transactions contemplated by or related to the Transaction Agreements.

2.2 Performance Deposit. Upon execution of this Agreement, the Merger Purchaser shall deposit with J.P. Morgan Chase (the “Deposit Escrow Agent”) a cash performance deposit in the amount of Eight Million Dollars ($8,000,000) (the “Performance Deposit”), and the Merger Purchaser, the Company and the Deposit Escrow Agent shall enter into an escrow agreement substantially in the form attached hereto as Exhibit D (the “Deposit Escrow Agreement”) providing for payment of the Performance Deposit and all interest thereon by the Deposit Escrow Agent in accordance with the provisions of Section 2.8 of the Merger Agreement.

2.3 Tax Treatment of Interest on Closing Escrow Amount. The Acquiring Parties shall report as income all interest earned on the Closing Escrow Amount on the Acquiring Parties’ income tax returns, in accordance with the procedures set forth in Proposed Treasury Regulation Section 1.468B-8 or as otherwise required in final Treasury Regulations under Section 468B of the Code. The Acquiring Parties, the Shareholders, the Shareholder Representatives and the Closing Escrow Agent shall all refrain from taking any position on any U.S. federal, state, or local income tax return that is inconsistent with the preceding sentence, and the Closing Escrow Agent shall fulfill its information reporting obligations in accordance therewith. The release of any amounts of the Closing Escrow Amount or any accrued interest thereon to the Shareholders pursuant to Section 2.9 of the Merger Agreement and the Closing Escrow Agreement shall be treated as the payment of installment obligations, and imputed interest shall be computed thereon. The Merger Purchaser shall timely deliver to the Shareholders properly completed Forms 1099 as required with respect to such imputed interest.

ARTICLE 3

Representations and Warranties of the Company to the Acquiring Parties

The Company hereby represents and warrants to the Acquiring Parties, jointly but not severally, that, except as set forth in the various Sections of the Company Disclosure Letter executed and delivered by the Company concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) that correspond with the Sections of this Article 3, the statements contained in this Article 3 are true and correct as of the date of this Agreement and shall be true and correct in all respects as of the Closing; provided, however, that the mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty shall not be deemed to be an admission by the Company that such item is or was material or is or was required to be disclosed therein. Any matter disclosed, or as to which any exception is made, in any item in the Company Disclosure Letter shall constitute an exception to each representation and warranty under this Agreement where the applicability of the disclosed matter or circumstance to the representation or warranty in question is reasonably apparent.

3.1 Organization, Qualification, and Corporate Power. The Company is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Texas and has all corporate powers and authority required to own, lease and operate its properties and carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned, leased or operated by it or the nature of its activities makes qualification necessary. A complete and correct list of every jurisdiction in which the Company and each of its Subsidiaries are incorporated or organized or qualified to do business as a foreign corporation (or other entity, as applicable) is set forth in Section 3.1 of the Company Disclosure Letter. The Company has made available to the Acquiring Parties correct and complete copies of its articles of incorporation and bylaws as amended to date. The Company is not in default under, or in violation of, the provisions of its articles of incorporation or bylaws.

3.2 Subsidiaries.

(a) All Subsidiaries of the Company, and holders of their respective outstanding capital stock or other equity interests, are identified in Section 3.2 of the Company Disclosure Letter. Each Subsidiary of the Company is a corporation, limited partnership or limited liability company duly organized, validly existing, and in good standing under the Laws of its jurisdiction of incorporation or formation and has all corporate, partnership or limited liability company powers and authority required to own, lease and operate its properties and carry on its business as now conducted. Each Subsidiary of the Company is duly qualified to do business as a foreign corporation, limited partnership or limited liability company and is in good standing in each jurisdiction where the character of the property owned, leased or operated by it or the nature of its activities makes qualification necessary. The Company has made available to the Acquiring Parties complete and correct copies of the charter, articles of incorporation, certificate of limited partnership, bylaws, partnership or limited liability company agreement or other similar organizational or charter-type documents, each as amended to date, of each of its Subsidiaries. No Subsidiary of the Company is in default under, or in violation of, the provisions of its respective charter, articles of incorporation, certificate of limited partnership, bylaws, partnership or limited liability company agreement or other similar organizational or charter-type documents. The Company does not, directly or indirectly, have any minority ownership participation, interest, or equity investment in any entity.

(b) The Company owns, directly or indirectly, all of the issued and outstanding Equity Interests of each of its Subsidiaries, including the Operating Entities and the Real Estate Entity.

(c) One Hundred Percent (100%) of the stock of each Company Subsidiary organized as a corporation has been directly or indirectly wholly owned by the Company at all times since January 1, 2006.

(d) Neither the Company nor any Company Subsidiary organized other than as a corporation has made an election to be taxable as a corporation for federal income tax purposes.

(e) To the Knowledge of the Company, one hundred percent (100%) of the stock of each Company Subsidiary organized as a corporation has been directly or indirectly wholly owned by the Company at all times since January 1, 2006.

(f) To the Knowledge of the Company, neither the Company nor any Company Subsidiary organized other than as a corporation has made an election to be taxable as a corporation for federal income tax purposes.

3.3 Authority. Each of the Company and its Subsidiaries has all necessary power and authority to execute and deliver the Transaction Agreements to which it is a party and to consummate the transactions contemplated thereby. The execution and delivery by each of the Company and its Subsidiaries of the Transaction Agreements to which it is a party and the consummation by each of the Company and its Subsidiaries of the transactions contemplated thereby have been duly and validly authorized and approved by the Company’s board of directors and the boards of directors of the general partner of each Subsidiary of the Company that is a limited partnership, and no other corporate proceedings on the part of the Company or any of its Subsidiaries are necessary to authorize or approve the Transaction Agreements to which they are parties or to consummate the transactions contemplated thereby (other than the approval and the adoption of the Transaction Agreements by the Shareholders to the extent required by the Company’s articles of incorporation and bylaws and by applicable Law). Each of the Transaction Agreements has been, or as of the Closing will have been, duly and validly executed and delivered by the Company and each of the Company’s Subsidiaries that is a party thereto and, assuming the due and valid authorization, execution and delivery by the Acquiring Parties of the Transaction Agreements to which they are parties, constitutes valid and binding obligations of the Company and its Subsidiaries that are parties thereto, enforceable against them in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or transfer or other similar Laws affecting or relating to the enforcement of creditors’ rights generally or by general principles of equity, regardless of whether enforcement is pursuant to a proceeding in equity or at law.

3.4 Noncontravention; Required Filings and Consents; Broker’s or Finder’s Fees.

(a) Neither the execution and the delivery of the Transaction Agreements by the Company and its Subsidiaries that are parties thereto, nor the consummation of the transactions contemplated thereby, will (i) contravene or conflict with any provision of the articles of incorporation or bylaws of the Company or the organizational or governance documents of any of the Company’s Subsidiaries (assuming the approval and adoption of the Transaction Agreements by the Shareholders prior to the Closing, to the extent required by the Company’s articles of incorporation and bylaws and by applicable Law); (ii) assuming all required notices have been given and all required approvals have been obtained (all of which are listed in Section 3.4 of the Company Disclosure Letter), violate any Law or Company Permit, except in the case of the foregoing clause (ii) any such violation that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or (iii) create any Encumbrance or contravene or conflict with any provision of material Contracts to which the Company or any of its Subsidiaries is a party, other than those Contracts listed in Section 3.4 of the Company Disclosure Letter that require the consent of the other party or parties thereto prior to effectuating the transactions contemplated by this Agreement.

(b) Except for (i) the filing of the Articles of Merger with the Secretaries of State of the State of Texas and the State of Delaware contemplated by Section 2.3 of the Merger Agreement, (ii) any notification filing required under the Hart-Scott-Rodino Act, (iii) any filings required to be made with any Governmental Entities related to the Company Permits or to the Company’s and/or its Subsidiaries’ continued participation in any Governmental Entities’ third party payor programs (the “Medicaid Waiver Programs”), all of which are listed in Section 3.4 of the Company Disclosure Letter and (iv) any other notices, authorizations, consents or approvals listed in Section 3.4 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Entity or other Person in order to consummate the transactions contemplated by the Transaction Agreements.

(c) As of the date of this Agreement, there is no Litigation, pending or, to the Knowledge of the Company, threatened, against the Company by any Person that questions the legality, validity or propriety of this Agreement, the Contribution Agreement, the Merger Agreement or the Merger Transaction. No agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or its Subsidiaries (nor has any Shareholder or any Affiliate of any Shareholder done so in a manner binding upon the Company or its Subsidiaries), except for Banc of America Securities LLC and CB Richard Ellis, Inc., whose fees and expenses shall, at Closing, be paid as part of the Transaction Fees.

3.5 Financial Statements. The Company has delivered to the Acquiring Parties (a) audited consolidated balance sheets of the Company and its Subsidiaries as at December 31 in each of the years 2003 and 2004 and the related audited consolidated statements of income, changes in stockholders’ equity, and cash flow for each of the fiscal years then ended, together with the report thereon of Ernst & Young, LLP, independent registered public accountants (collectively, the “Audited Financial Statements”) and (b) an unaudited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2005 (the “Year-End Unaudited Balance Sheet”) and an unaudited consolidated balance sheet of the Company and its Subsidiaries as at February 28, 2006 (the “Interim Balance Sheet”) and the related unaudited consolidated statements of income, changes in stockholders’ equity, and cash flow for the respective twelve month and the two month period then ended, including in each case the notes thereto (collectively, the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements fairly present, on a consolidated basis, the financial condition and the results of operations, changes in stockholders’ equity, and cash flow of the Company and its Subsidiaries as at the respective dates of and for the periods referred to in the Financial Statements, all in accordance with GAAP applied on a consistent basis for the periods covered (except as set forth in the notes thereto), subject, in the case of the Interim Financial Statements, to normal recurring year-end adjustments (the effect of which will not reasonably be expected to be material) and the absence of notes (that, if presented, would not differ materially from those included in the December 31, 2004 consolidated balance sheet included in the Audited Financial Statements).

ARTICLE 4

Representations and Warranties of the Company to the Merger Purchaser

The Company hereby represents and warrants to the Merger Purchaser, that, except as set forth in the various Sections of the Company Disclosure Letter that correspond with the Sections of this Article 4, the statements contained in this Article 4 are true and correct as of the date of this Agreement and shall be true and correct in all respects as of the Closing; provided, however, that the mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty shall not be deemed to be an admission by the Company that such item is or was material or is or was required to be disclosed therein. Any matter disclosed, or as to which any exception is made, in any item in the Company Disclosure Letter shall constitute an exception to each representation and warranty under this Agreement where the applicability of the disclosed matter or circumstance to the representation or warranty in question is reasonably apparent.

4.1 Capitalization. The entire authorized, issued and outstanding capital stock of the Company is as set forth in Section 4.1 of the Company Disclosure Letter. There are no bonds, debentures, notes or other indebtedness having general voting rights similar to the voting rights of the Shares (or convertible into Shares having such rights) (“Voting Debt”) of the Company or any of the Subsidiaries of the Company issued and outstanding. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments of any character, relating to the issued or unissued capital stock or other equity interests of the Company or any of its Subsidiaries, obligating the Company or any of its Subsidiaries to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any of its Subsidiaries, except for the Stock Options and Stock Warrants set forth in Section 4.1 of the Company Disclosure Letter (which Section includes the grant date and exercise price of each Stock Option and Stock Warrant). Except as set forth in the certificates of designation relating to the Company’s preferred stock and the Stockholders’ Agreement, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares of the capital stock or other equity interests of the Company or any of its Subsidiaries. All of the outstanding Shares are, and all Shares which may be issued pursuant to the exercise of outstanding Stock Options and Stock Warrants will be (when issued in accordance with the respective terms thereof), duly authorized, validly issued, fully paid and non-assessable, and none of such Shares are or will be issued in violation of any applicable Laws or the preemptive rights of any Person. Each of the outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and was not issued in violation of any applicable Laws or in violation of the preemptive rights of any Person, and, except as noted in Section 4.1 of the Company Disclosure Letter, such shares or other equity interests are owned by the Company or by another Subsidiary of the Company free and clear of any lien, claim, option, charge, security interest, limitation, encumbrance or restriction of any kind (each of the foregoing an “Encumbrance”). To the Company’s Knowledge, there are no voting trusts, proxies or other agreements or understandings with respect to the voting of the capital stock of the Company, other than the Stockholders Agreement.

4.2 Property.

(a) A complete and accurate list of all of the real property owned by the Company and its Subsidiaries is set forth in
Section 4.2(a) of the Company Disclosure Letter (collectively, the “Owned Real Property”).

(b) A complete and accurate list of all of the real property that is leased by the Company and its Subsidiaries is set forth in Section 4.2(b) of the Company Disclosure Letter (collectively, the “Leased Real Property,” and collectively with the Owned Real Property, the “Real Property”).

(c) Except as set forth in Section 4.2(c) of the Company Disclosure Letter, the Company and its Subsidiaries have good and marketable title to all of their non-leased fixtures, machinery, equipment, furniture and other tangible assets located on the Real Property (“Tangible Property”), except those subject to Permitted Liens. To the Knowledge of the Company, the Tangible Property located on the Real Property is in good operating condition and repair, reasonable wear and tear excepted.

(d) Section 4.2(d) of the Company Disclosure Letter sets forth a true, correct and complete list of each assisted living facility owned, operated, managed or leased by the Company or any of its Subsidiaries (each a “Facility” and collectively, the “Facilities”), and indicates, the ownership and location thereof, as well as the number of units occupied and unoccupied as of a recent date set forth in such Section of the Company Disclosure Letter, organized by unit type.

(e) Except as set forth in Section 4.2(e) of the Company Disclosure Letter, to the Knowledge of the Company, all of the buildings and improvements located on the Real Property are structurally sound, the roofs and roof membranes of all buildings are watertight and in good condition and repair, and all mechanical, electrical, heating, air conditioning, drainage, sewer, water and plumbing systems are in proper working order, reasonable wear and tear excepted, and are usable in the ordinary course of business and adequate and suitable for their intended use.

(f) There are no Contracts or options to sell the Owned Real Property or any portion of the Owned Real Property or any rights of first offer or rights of first refusal affecting any Owned Real Property which have been executed by the Company or any of its Subsidiaries.

(g) The Company has made available to the Merger Purchaser true and correct copies of all of the leases, including all amendments to such leases, under which (i) the Company has possession of the Leased Real Property (the “Leases”), and (ii) any third party occupies any portion of any Owned Real Property (the “Occupancy Leases”).

(h) There is no action or proceeding instituted or pending, or to the Knowledge of the Company, threatened or contemplated for eminent domain or for condemnation of any of the Real Property.

(i) Section 4.2(i) of the Company Disclosure Letter sets forth a true and correct “rent roll” for each Facility (collectively, the “Rent Roll”) as of the most recent practicable date (as identified in such Section of the Company Disclosure Letter)

(j) The Company or one of its Subsidiaries has fee title to the Owned Real Property and a leasehold interest in the Leased Real Property, as provided in the applicable Lease, in each case, free and clear of all liens, encumbrances and defects, except for (i) liens (including liens securing indebtedness disclosed in Section 4.2(j) of the Company Disclosure Letter), encumbrances, defects, exceptions, easements, rights of way, restrictions, covenants, claims or other similar charges, which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) taxes or assessments, special or otherwise, not yet due and payable or being contested in good faith and for which adequate reserves are maintained by the Company, (iii) standard exceptions which would be contained in an ALTA Form extended coverage owner’s policy of title insurance (or the locally available form of title insurance policy, as applicable) and contained in the title reports referred to in Section 4.2(j) of the Company Disclosure Letter, (iv) rights of those parties in possession under the Occupancy Leases and those residents pursuant to their occupancy agreements and beauticians and therapists pursuant to their Contracts, (v) any discrepancies, conflicts or boundary lines, shortages in area, encroachments, or any other facts which an accurate survey would disclose, the existence of which do not materially interfere with the continued use of the Real Property consistent with the current use thereof, and (vi) matters referred to in Section 4.2(j) of the Company Disclosure Letter (the matters described in the preceding clauses (i) through (vi) collectively, the “Permitted Liens”).

(k) Except for those matters that do not have, and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company or its operations or on any one or more of the Company’s Facilities: (i) all activities and operations of the Company and its Subsidiaries since December 31, 2000, have been and are being conducted in compliance with all Hazardous Substances Laws; (ii) since December 31, 2000, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity or other Person that there exists any violation of any Hazardous Substances Laws associated with the Company or any of its Subsidiaries, their properties, activities or operations; (iii) there are no Hazardous Substances present on, in or under any of the Real Property (other than commercially available cleaning products and medical supplies lawfully used by the Company in the ordinary course of business and fuel for generators lawfully used on the Company’s Real Property), and no discharge, spillage, uncontrolled loss, seepage, release or filtration of Hazardous Substances has occurred on, in or under any of the Real Property since December 31, 2000; (iv) there has been no notice received relating to any condition on any of the Real Property for which the Company or any of its Subsidiaries has an obligation to undertake remedial action pursuant to Hazardous Substances Laws; (v) there are no underground storage tanks currently, or historically, located on, at or under any of the Real Property; (vii) the Company has delivered to the Merger Purchaser accurate and complete copies of all environmental reports prepared by third parties and relating to the Real Property in its possession (a listing of which is set forth in Section 4.2(k) of the Company Disclosure Letter); (viii) to the Knowledge of the Company, there exists no condition relating to Hazardous Substances that would reasonably be expected to materially impair the operation of the Facilities; and (ix) to the Knowledge of the Company, there exists no potential future liability relating to the Company’s off-site disposal of wastes or related to predecessors in title of the Company’s properties. All matters set forth in the environmental reports listed in Section 4.2(k) of the Company Disclosure Letter shall be deemed to have been disclosed to the Acquiring Parties and shall constitute exceptions to this Section 4.2(k). None of the Facilities was previously owned by a third party, and the Company has no formerly owned assisted living facilities. For purposes hereof, “Hazardous Substances” means, without limitation: (A) those substances included within definitions of any one or more of the terms “Hazardous Substance,” “Hazardous Waste,” “Toxic Substance” and “Hazardous Material” in the CERCLA, the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq., the Toxic Substance Control Act, as amended, 15 U.S.C. § 2601, et seq., the Hazardous Materials Transportation Act, as amended, 49 U.S.C. § 1801 et seq., the Clean Water Act, as amended, 42 U.S.C. § 1251, et seq., the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq., the Occupational Safety and Health Act, as amended, 29 U.S.C. § 651, et seq. (insofar as it relates to employee health and safety in relation to exposure to Hazardous Substances) and any other applicable Law, permit or license relating to Hazardous Substances, pollution, the protection of health and safety or the environment and natural resources (collectively, “Hazardous Substances Laws”); (B) such other substances, materials, pollutants, contaminants or wastes as are or become regulated under or are classified as hazardous or toxic under any Hazardous Substances Laws; and (C) any materials, pollutants, contaminants, wastes or substances that can be defined as (1) petroleum products or wastes, (2) asbestos, (3) polychlorinated biphenyls, (4) flammable or explosive, (5) radioactive or (6) toxic.

(l) To the Knowledge of the Company, the Company and its Subsidiaries have obtained, and are in material compliance with, all permits necessary for their current activities and operations under any and all applicable Hazardous Substances Laws.

(m) Neither the Company nor any of its Subsidiaries has ever been issued any citations or paid any civil or criminal fines, penalties, judgments, settlements or other amounts relating to any alleged failure to comply with any Hazardous Substances Laws, nor does the Company or its Subsidiaries have any obligation to do so by Contract or other agreement.

(n) To the Knowledge of the Company, no polychlorinated biphenyls or substances containing polychlorinated biphenyls (“PCBs”), nor any asbestos or materials containing asbestos are present in the structures or equipment utilized by the Company or any of its Subsidiaries, and, to the Knowledge of the Company, any such PCBs or asbestos previously present in or on such structures or equipment that were removed by the Company or any of its Subsidiaries were disposed of in accordance with all applicable Hazardous Substances Laws.

(o) The Company has not received any notice from any Governmental Entity that the Company, any of its Subsidiaries, their activities or operations, any of the Real Property or any condition existing thereon violates any Hazardous Substances Laws applicable to the Real Property in any material respect, which condition remains uncured.

(p) There is no litigation with respect to Hazardous Substances pending or, to the Knowledge of the Company, threatened against the Company, its Subsidiaries or any of the Real Property that would reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate, if adversely determined.

4.3 Tax Matters.

(a) Except as set forth in Section 4.3 of the Company Disclosure Letter, with respect to the Company and each Company Subsidiary: (i) the Tax Returns required to be filed by the Company and its Subsidiaries on or before the Closing Date have been timely filed with the appropriate Governmental Entities in all jurisdictions in which such Tax Returns are required to be filed (except where an extension of the time for filing has been properly obtained and the extended due date for filing such Tax Returns has not arrived), and are accurate and complete in all material respects; (ii) all Taxes (whether or not shown on any Tax Return) have been timely paid, except for Taxes that are not yet due and payable; (iii) all Taxes not yet due and payable have been fully accrued on the Company’s books and records (other than Taxes arising from the Transactions); (iv) the Company and its Subsidiaries have complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3121, 3402 and 3406 of the Code or any similar provision of Law) and has, within the time period prescribed by Law, withheld and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable Laws; (v) the Company and its Subsidiaries have not engaged in any transaction that is a listed transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or is otherwise a reportable transaction pursuant to Treasury Regulation Section 1.6011-4(b); (vi) neither the Company nor any of its Subsidiaries is the subject of a Tax Audit, no written notice has been received by the Company or any of its Subsidiaries that a Tax Audit of the Company or any of its Subsidiaries is being considered by a Tax authority and to the Knowledge of the Company and its Subsidiaries, no such Tax Audit is being considered by any Tax authority; (vii) no deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries that have not been fully paid or adequately reserved and no requests are pending for waiver of the time to assess any such Taxes; (viii) neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity of a jurisdiction in which such entity does not file a Tax Return stating that such entity is or may be subject to taxation by that jurisdiction that have not yet been assessed; (ix) neither the Company nor any of its Subsidiaries has extended or waived the application of any statute of limitations regarding the assessment or collection of any Tax from the Company or any of its Subsidiaries, which statute of limitations has not lapsed since such execution or waiver was granted; (x) neither the Company nor any of its Subsidiaries has changed any method of accounting, entered into any closing agreement that will require the inclusion of income or the deferral of deductions in any taxable period after the Closing or has requested permission from any Governmental Entity for any change in accounting method pertaining to the Company or any of its Subsidiaries; (xi) neither the Company nor any of its Subsidiaries has submitted a request for a private letter ruling (or comparable procedure under state, local or foreign law) to any Governmental Entity, which request has not yet been issued or denied; (xii) there are no Encumbrances for Taxes on or against the Company or any Subsidiary of the Company, or on or against any asset of the Company or any Subsidiary of the Company, other than for current Taxes that are not yet due and payable; (xiii) as of January 1, 2006, the Company did not have accumulated earnings and profits (as measured for federal income tax purposes) and the aggregate net accumulated earnings and profits of the Company and its Subsidiaries was less than zero; (xiv) none of the assets of the Company or any of its Subsidiaries are required to be treated as being owned by any other person pursuant to the “safe harbor lease” provisions of former Section 168(f)(8) of the Code; (xv) none of the assets of the Company or any of its Subsidiaries are “tax-exempt use property” within the meaning of Section 168(h) of the Code; (xvi) neither the Company, nor any of its Subsidiaries, nor any of their predecessors by merger or consolidation, has within the past three years been a party to a transaction intended to qualify under Section 355 of the Code or so much of Section 356 of the Code as relates to Section 355 of the Code; (xvii) (A) Section 4.3 of the Company Disclosure Letter sets forth the aggregate federal income tax basis of assets of the Company and each of its Subsidiaries, on a facility-by-facility basis, as of the date set forth in such Section of the Company Disclosure Letter, (B) the aggregate tax basis of the assets of each facility on such date does not differ by more than twenty percent (20%) from the aggregate Tax basis of the assets of such facility set forth in Section 4.3 of the Company Disclosure Letter, and (C) the aggregate Tax basis of all of the assets of the Company and its Subsidiaries on such date does not differ by more than ten percent (10%) from the aggregate Tax basis of such assets set forth in Section 4.3 of the Company Disclosure Letter; (xviii) neither the Company nor any of its Subsidiaries is a party to or bound by a Tax indemnity, Tax sharing or Tax allocation agreement or Tax Contribution Agreement; (xix) neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, except the affiliated group of which the Company and its Subsidiaries are currently members, and each of the Company’s corporate Subsidiaries has at all times since its formation been a member of the affiliated group of which the Company and its Subsidiaries are currently members and (xx) immediately prior to the Closing Date, the Company had net operating loss carryforwards that either were unrestricted by Section 382 of the Code or were within the limitation amounts that Section 382 permits to be used, in total amounts at least equal to the sum of the gain that would be realized or recognized by the Company on a sale of Newco for $6 million dollars plus the Working Capital adjustment, if any, specified in the Contribution Agreement, plus the taxable income of the Company for the period from January 1, 2006 up to and including the day before the Closing Date, without taking into account any Tax consequences related to the Transactions except the Gain Sharing Payments.

(b) [Intentionally omitted]

(c) This Section 4.3 constitutes the sole and exclusive representation or warranty of the Company relating to Tax matters.

4.4 Benefit Plans and Arrangements.

(a) Section 4.4(a) of the Company Disclosure Letter contains a list setting forth each: (i) oral or written employment or consulting agreement (excluding agreements with dietary, pharmacy and medical director consultants entered into in the ordinary course of business, providing for total compensation of under $50,000 per year, and that can be terminated by the Company or a Company Subsidiary without penalty upon 90 days or less notice) to or under which the Company or a Company Subsidiary is a party or has or may have any actual or contingent liability or obligation, and (ii) employee benefit plan, program or arrangement currently sponsored, maintained or contributed to by the Company or any Benefits Affiliates, or with respect to which the Company or any Benefits Affiliate has or may have any actual or contingent liability or obligation (including any such obligations under any terminated plan or arrangement), including but not limited to employee pension benefit plans, as defined in Section 3(2) of ERISA, multi-employer plans, as defined in Section 3(37) of ERISA, employee welfare benefit plans, as defined in Section 3(1) of ERISA, deferred compensation plans, stock option or other equity compensation plans, stock purchase plans, phantom stock plans, bonus plans, fringe benefit plans, life, health, dental, vision, hospitalization, disability and other insurance plans, employee assistance program, severance or termination pay plans and policies, and sick pay and vacation plans or arrangements, whether or not described in Section 3(3) of ERISA. Each and every such plan, program, agreement or arrangement is hereinafter referred to as a “Benefit Plan.”

(b) The Company has made available to the Merger Purchaser true, correct and complete copies of: (i) the documents embodying each Benefit Plan, including all amendments thereto and all Contracts relating thereto; (ii) the three (3) most recent annual reports (Form Series 5500) filed with respect to each Benefit Plan for which such filing is required, including all schedules and other attachments thereto; (iii) the three (3) most recent actuarial valuation for each Benefit Plan which is subject to the minimum funding requirements of Section 412 of the Code; (iv) the most recent Internal Revenue Service determination letter (including copies of any outstanding requests for determination letters) or opinion letter with respect to each such Benefit Plan which is an employee pension benefit plan (as such term is defined in Section 3(2) of ERISA) intended to qualify under Section 401(a) of the Code; (v) in the case of any Benefit Plan that includes a “cash or deferred arrangement” as defined in Section 401(k)(2) of the Code, the non-discrimination testing results for that Benefit Plan for the three (3) most recent plan years; (vi) the most recent summary plan descriptions and any summaries of material modifications thereto; and (vii) Forms 5310 and any related filings with the Pension Benefit Guaranty Corporation with respect to the last six (6) plan years for each Benefit Plan subject to Title IV of ERISA.

(c) With respect to such Benefit Plans, the Company has made (or, as of the Closing Date, will make) all contributions thereto which it has accrued on the Interim Balance Sheet as a liability.

(d) The Benefit Plans and provisions thereof, the trusts created thereby, the operation of the Benefit Plans and the actions of any fiduciaries with respect to the Benefit Plans are and since December 31, 2000 have been in material compliance with, and conform and since December 31, 2000 have conformed in all material respects to, the requirements of applicable provisions of the Code, ERISA and other applicable statutes and governmental rules and regulations, and each Benefit Plan has been administered in accordance with its terms.

(e) Neither the Company nor any Benefits Affiliate has any material plan termination or withdrawal liability with respect to any Benefit Plan that is (i) a defined benefit pension plan subject to Title IV of ERISA, (ii) a plan subject to the requirements of Code Section 412 or 4971, or (iii) a multiemployer pension plan, as that term is defined in Sections 4001(a)(3) and 3(37) of ERISA; if any such plan were to be terminated as of the Closing Date, no assets of the Company or any Benefits Affiliate would be subject, directly or indirectly, to any liability, contingent or otherwise, or the imposition of any lien under the Code or ERISA as a result of, or in connection with, such termination; no “reportable event” (as defined in Section 4043 of ERISA) or an event described in Section 4062 or 4063 of ERISA has occurred with respect to any Benefit Plan; and no Benefit Plan has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived.

(f) With respect to any Benefit Plan that is an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA) (a “Welfare Plan”), (i) each Welfare Plan for which contributions are claimed as deductions under any provision of the Code is in material compliance with all applicable requirements pertaining to such deductions; (ii) any Welfare Plan that is a group health plan (within the meaning of Section 5000(b)(1) of the Code) complies, and since December 31, 2003 has complied, in all material respects with the requirements of Part 6 of Title I of ERISA and Section 4980B of the Code; and (iii) no Welfare Plan that is a group health plan is a self-insured plan.

(g) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened with respect to any Benefit Plan or against the assets of any Benefit Plan. In addition, with respect to each Benefit Plan, to the Knowledge of the Company (i) no audits, inquiries, reviews, proceedings, clams, or demands are pending with any Governmental Entity; (ii) there are no facts which would reasonably be expected to give rise to any material liability in the event of any such investigation, claim, action, suit, audit, review, or other proceeding; and (iii) all material reports, returns and similar documents required to be filed with any governmental agency or distributed to any plan participant have been duly and timely filed or distributed.

(h) Each Benefit Plan which is intended to be a qualified plan under Code Section 401(a) has received a determination letter that takes into account the so-called “GUST” amendments, and no such determination letter has been revoked nor has revocation been threatened, nor has any amendment or other action or omission occurred with respect to any such plan since the date of its most recent determination letter, in any respect which would adversely affect its qualification, or materially increase its costs.

(i) Other than as may be required under Sections 601 through 609 of ERISA or under any applicable state continuation Law, neither the Company, nor any Benefits Affiliate nor any Benefit Plan provides, or has any obligation to provide, or contribute toward the cost of, post-retirement welfare benefits with respect to any employees, including post-retirement medical, dental, prescription drug, life insurance, severance or any other similar benefit, whether provided on an insured or self-insured basis.

(j) Except as provided in Section 2.11 of the Merger Agreement or as otherwise described in Section 4.4(j) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement, the Contribution Agreement and the Merger Agreement will not (i) accelerate the time of payment or vesting, or increase the amount of compensation due to any employee or director or (ii) increase the amount of any benefit otherwise payable under any Benefit Plan. The consummation of the transactions contemplated by this Agreement, the Contribution Agreement and the Merger Agreement will not result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

(k) Neither the Company nor any Benefits Affiliate have been involved in any transaction that would reasonably be expected to cause the Company or any current Benefits Affiliate to be subject to any liability under Section 4069 or 4212(c) of ERISA.

(l) Set forth in Section 4.4(l) of the Company Disclosure Letter (i) is a complete and correct list of all payments (including the dollar amounts thereof) that are required to be paid, or may be paid, to directors, officers, employees, representatives or other agents of the Company as a result of the Company’s execution of this Agreement or the consummation of the Merger Transaction, including Gain Sharing Plan Awards (as defined in the Merger Agreement) and any other fees, severance payments (whether containing a single or double trigger relating to any change in control), Gain Sharing Plan Awards and other similar payments and (ii) the aggregate amount payable to holders of Stock Options and Stock Warrants pursuant to Section 2.11 of the Merger Agreement in respect of Stock Options and Stock Warrants. Except as noted in Section 4.4(l) of the Company Disclosure Letter, neither the consummation of the transactions contemplated by this Agreement, the Contribution Agreement or the Merger Agreement, nor any payments associated herewith or therewith, including, without limitation, those payments set forth in Section 2.5(c) of the Merger Agreement, is reasonably expected to result in any payment that is not deductible as a result of the application of Section 280G of the Code. Section 2.5(c)(i) of the Company Disclosure Letter is a correct and complete list of the Participants and the Gain Sharing Plan Award payable to each Participant. Payment of the Gain Sharing Plan Awards specified in Section 2.5(c)(i) of the Company Disclosure Letter shall fully discharge any and all liabilities of the Company and the Subsidiaries with respect to the Gain Sharing Award Plan. Neither the Company nor any of its Subsidiaries has any obligation to make a payment or reimbursement to any person on account of the imposition on such person of a tax under Code Section 4999 or any similar state tax law.

(m) The only person who the Company reasonably believes is a “disqualified individual” and shareholder (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date hereof is Timothy Hekker.

ARTICLE 5

Representations and Warranties of the Company to NewCo

The Company hereby represents and warrants to NewCo, that, except as set forth in the various Sections of the Company Disclosure Letter that correspond with the Sections of this Article 5, the statements contained in this Article 5 are true and correct as of the date of this Agreement and shall be true and correct in all respects as of the Closing; provided, however, that the mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty shall not be deemed to be an admission by the Company that such item is or was material or is or was required to be disclosed therein. Any matter disclosed, or as to which any exception is made, in any item in the Company Disclosure Letter shall constitute an exception to each representation and warranty under this Agreement where the applicability of the disclosed matter or circumstance to the representation or warranty in question is reasonably apparent.

5.1 Undisclosed Liabilities.

Immediately prior to the execution of this Agreement, the Company does not have any liabilities or obligations, whether accrued, absolute, contingent or otherwise, that would be required to be reflected on a balance sheet as of such date prepared in accordance with GAAP on a basis consistent with the Financial Statements except (a) to the extent reflected or taken into account in the Interim Balance Sheet, (b) to the extent set forth on Section 5.1 of the Company Disclosure Letter, (c) to the extent taken into account in the determination of Working Capital as of the Closing pursuant to Section 3.2 of the Contribution Agreement, (d) to the extent reserves therefor have been established and accrued on the Company’s books and records, (e) to the extent arising in the ordinary course of business since the date of the Interim Balance Sheet, (f) to the extent expressly contemplated by the Transaction Documents and/or (g) to the extent the liability or obligation is covered by any of the other representations and warranties contained in this Agreement (provided that the foregoing shall not limit or affect the scope of any other such representation and warranty).

5.2 Material Events Since Interim Financial Statements

Except as set forth in Section 5.2 of the Company Disclosure Letter, since the date of the Interim Financial Statements, there has not been any event, act or omission that had it occurred or arisen after the date of this Agreement, would constitute a breach or violation of Section 8.2.

ARTICLE 6

Representations and Warranties of the Merger Purchaser

The Merger Purchaser hereby represents and warrants to the Company that the statements contained in this Article 6 are true and correct as of the date of this Agreement and shall be true and correct as of the Closing:

6.1 Organization. Each Merger Acquiring Party is a corporation duly organized, validly existing, and in good standing under the Laws of its jurisdiction of incorporation and has all corporate powers and authority required to own, lease and operate its respective properties and carry on its respective businesses as now conducted. Each Merger Acquiring Party is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned, leased or operated by it or the nature of its activities makes qualification necessary, except where the failure to be so qualified has not had, and would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on such Merger Acquiring Party’s ability to consummate the transactions contemplated by the Transactions Agreements to which such Merger Acquiring Party is a party.

6.2 Authority. Each Merger Acquiring Party has all necessary corporate power and authority to execute and deliver the Transaction Agreements to which it is a party and to consummate the transactions contemplated thereby. The execution and delivery by each Merger Acquiring Party of the Transaction Agreements to which it is a party and the consummation by each Merger Acquiring Party of the transactions contemplated thereby have been duly and validly authorized and approved by the board of directors of the Merger Purchaser and Merger Sub and, immediately after the execution and delivery of this Agreement and the Merger Agreement, will be duly and validly authorized and approved by the sole shareholder of Merger Sub, and no other corporate proceedings on the part of either Merger Acquiring Party are necessary to authorize or approve the Transaction Agreements to which either Merger Acquiring Party is a party or to consummate the transactions contemplated thereby. Each Transaction Agreement to which a Merger Acquiring Party is a party has been duly and validly executed and delivered by such Merger Acquiring Party and, assuming the due and valid authorization, execution and delivery of such Transaction Agreement by the other parties thereto, constitutes the valid and binding obligation of such Merger Acquiring Party enforceable against such Merger Acquiring Party in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or transfer or other similar Laws affecting or relating to the enforcement of creditors’ rights generally or by general principles of equity, regardless of whether enforcement is pursuant to a proceeding in equity or at law.

6.3 Noncontravention; Required Filings and Consents. Neither the execution and delivery by either Merger Acquiring Party of the Transaction Agreements to which it is a party nor the consummation of the transactions contemplated thereby by such Merger Acquiring Party, will violate any Law to which such Merger Acquiring Party is subject, or contravene or conflict with any provision of such Merger Acquiring Party’s charter or bylaws, except any such violation, contravention or conflict as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Merger Acquiring Party’s ability to consummate the transactions contemplated thereby. Except for (i) the filing of the Articles of Merger with the Secretaries of State of the State of Texas and the State of Delaware contemplated by Section 2.3 of the Merger Agreement, (ii) the notification filing required under the Hart-Scott-Rodino Act, (iii) any filings required to be made with the SEC and (iv) the filing of any required notices, applications or other filings with any Governmental Entities related to the Company Permits or to the Company’s and/or its Subsidiaries’ continued participation in any Medicaid Waiver Programs, neither Merger Acquiring Party is required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of, any Governmental Entity in order to consummate the transactions contemplated by the Transaction Agreements. As of the date of this Agreement, there is no Litigation, pending or, to the Knowledge of the Merger Purchaser, threatened, against the either Merger Acquiring Party by any Person that questions the legality, validity or propriety of this Agreement, the Contribution Agreement, the Merger Agreement or the Merger Transaction.

6.4 Advisors’ and Brokers’ Fees. The Merger Acquiring Parties will pay all fees and charges of any advisor or broker retained by either of them in connection with the transactions contemplated by any of the Transaction Agreements.

6.5 Sufficient Funds. The Merger Acquiring Parties at Closing will have sufficient funds available to pay or deposit the amounts required to be paid or deposited by such parties pursuant to the Merger Agreement and to perform their respective other obligations pursuant to the Transaction Agreements to which they are parties. No financing approvals or consents are needed with respect to the availability of such funds for the purposes intended therefor pursuant to any of the Transaction Agreements.

ARTICLE 7

[Intentionally Omitted]

ARTICLE 8

Pre-Closing Covenants

The Parties agree as follows with respect to the period from the date of this Agreement through the Closing:

8.1 Notices and Consents; Cooperation.

(a) The Company will give (and cause each of its Subsidiaries to give) any notices to third parties, and will use (and cause each of its Subsidiaries to use) commercially reasonable efforts to obtain any third-party consents referred to in Section 3.4 and the items set forth on Section 3.4 of the Company Disclosure Letter.

(b) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall: (i) make promptly any required filings, and thereafter make any other required submissions, under the Hart-Scott-Rodino Act with respect to the transactions contemplated hereby and request early termination of the waiting period under the Hart-Scott-Rodino Act in order that the Closing may proceed; (ii) make promptly any required filings with any other Governmental Entities so that the Company and its Subsidiaries shall be able to operate their respective businesses substantially as they are currently conducted immediately following the Closing; (iii) use commercially reasonable efforts to obtain as promptly as practicable (A) all necessary actions or non-actions, waivers, consents and approvals from all applicable Governmental Entities, including opposing any attempt by any Governmental Entity to obtain a preliminary or permanent injunction, or to affirm on appeal any such injunction, from the Federal Trade Commission, the Department of Justice or a federal or state court to enjoin the consummation of the transactions contemplated hereby under any antitrust Law, and provided that the Merger Purchaser shall consider in good faith but shall not be required to agree to any proposal to make any material modification to the business transaction contemplated by this Agreement in order to obtain the agreement of any Governmental Entity to permit the transactions contemplated hereby to be consummated and (B) all necessary consents, approvals or waivers from third parties; (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement; and (v) use commercially reasonable efforts to ensure that the conditions to the Parties’ respective obligations set forth in Article VIII of the Contribution Agreement and Article 6 of the Merger Agreement are satisfied as expeditiously as is reasonably practicable after the date hereof.

(c) The Merger Purchaser on the one hand and the Company and NewCo on the other agree that they will consult and cooperate with each other with respect to obtaining all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the Transactions and each will keep the other apprised of the status of matters relating to completion of the transactions contemplated by the Transaction Agreements. The Company and NewCo shall reasonably cooperate with the Merger Purchaser in connection with the arrangement of the financing of the Merger Consideration, including participation in meetings (including with potential bank lenders), due diligence sessions, rating agency presentations and the drafting of related documentation (including collateral documents) and certificates. Notwithstanding the preceding sentence, the Merger Purchaser acknowledges that the primary obligation of the members of the Company’s and the Company Subsidiaries’ management is the operation of the Company’s and the Company Subsidiaries’ businesses, and accordingly, in scheduling such events, the Merger Purchaser shall consider the schedules of the members of the Company’s and the Company Subsidiaries’ management and use reasonable efforts to schedule such events so as to minimize the disruption to their schedules.

(d) As a result of the Transactions, Merger Purchaser will ultimately control the Real Estate Entity through the Company and, as such, will control the landlord under the Facility Master Lease under which NewCo and the Contributed Companies (as defined in the Contribution Agreement) will be tenants, lessees or guarantors. Attached hereto as Annex 2 is a signed NewCo Side Letter Agreement (the “Letter Agreement”) of even date herewith by and among Merger Purchaser, NewCo, and management of the Company, to which the form of Master Lease is attached as Exhibit A thereto and the form of Guaranty and Letter of Credit Agreement is attached as Exhibit B thereto (such Exhibits are referred to as the “Lease Documents”). Merger Purchaser and NewCo covenant and agree with the Company that each of them will perform their obligations under the Letter Agreement and that at the Closing, Merger Purchaser shall cause its applicable Subsidiary or Subsidiaries to, and NewCo and management shall cause the applicable Subsidiary or Subsidiaries of NewCo to, enter into the Lease Documents and to enter into such ancillary documents as may be desirable in connection therewith (e.g., memoranda of leases, closing certificates and the like). Merger Purchaser approves the execution, delivery and performance of the Lease Documents by the Real Estate Entity.

8.2 Conduct of the Business of the Company and its Subsidiaries. Except as contemplated by this Agreement any other Transaction Agreement or with the prior written consent of the Merger Purchaser (which shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its operations in the ordinary course of business consistent with past practices and shall use its commercially reasonable efforts, and shall cause each of its Subsidiaries to use its commercially reasonable efforts to, (i) preserve intact the business organization of the Company and each of the Company Subsidiaries, (ii) use, operate, maintain and repair all of its Real Property, Tangible Property, buildings, improvements and other assets in a normal business manner consistent with past practices, (iii) keep available the services of its and their present officers and key employees, (iv) preserve the goodwill of those having business relationships with the Company and/or its Subsidiaries and (v) conduct the business with suppliers, customers, creditors and others having business relationships with the Company and/or its Subsidiaries in a manner which the board of directors of the Company determines, in good faith, is in the best interests of the Company and/or its Subsidiaries.

Without limiting the generality of the foregoing, and except as otherwise required or contemplated by the Transaction Documents set forth in Section 8.2 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, prior to the Closing, without the prior written consent of the Merger Purchaser (which shall not be unreasonably withheld, delayed or conditioned, except that in the case of any of the actions described in Sections 8.2(a), 8.2(b), 8.2(d) or 8.2(u), the Merger Purchaser may grant or withhold their consent in its sole and absolute discretion):

(a) adopt any amendment to its charter, articles of incorporation, certificate of limited partnership, bylaws, partnership or limited liability company agreement or other similar organizational or charter-type documents;

(b) issue, reissue or sell or authorize the issuance, reissuance or sale of additional shares of capital stock of any class, or shares convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible shares or capital stock, other than the issuance of shares of Company Common Stock pursuant to the conversion of any of the Shares that are convertible into Company Common Stock or pursuant to the exercise of any of the Stock Options or Stock Warrants outstanding on the date of this Agreement;

(c) set aside or pay any dividend (other than cash dividends) or other distribution, other than payments made on behalf of the Shareholders by the Company and expressly permitted by this Agreement (whether in cash, shares, or property or any combination thereof), in respect of any class or series of its capital stock other than between any of the Company and any wholly-owned Subsidiary of the Company;

(d) split, combine, subdivide, reclassify or directly or indirectly redeem, purchase or otherwise acquire, recapitalize or reclassify, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or liquidate in whole or in part;

(e) except for increases in salary, wages and benefits of non-officer employees of the Company or its Subsidiaries in the ordinary course of business consistent with past practice, (A) increase the compensation or fringe benefits payable or to become payable to its directors, officers or employees (whether from the Company or any of its Subsidiaries), (B) pay or grant any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units), (C) pay or grant any severance or termination pay to directors, officers or other employees (except pursuant to existing agreements, plans or policies and as required by such agreements, plans or policies, all of which are set forth in Section 8.2(e) of the Company Disclosure Letter), (D) enter into or modify any employment or severance agreement with any director, officer or other key employee of the Company or any of its Subsidiaries or (E) establish, adopt, enter into, or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock or Benefit Plans for the benefit or welfare of any directors, officers or current or former employees, except in each case to the extent required by applicable Laws or as contemplated by this Agreement;

(f) sell, lease, transfer or assign any of its assets, tangible or intangible, other than for a fair consideration in the ordinary course of business and other than the disposition of obsolete or un-useable property or incur any Encumbrance on the Company’s assets or the equity interests of its Subsidiaries except those Encumbrances disclosed in Section 8.2(f) of the Company Disclosure Letter or otherwise incurred in the ordinary course of business in accordance with historical past practices of the Company;

(g) enter into any Contract (other than purchase and sales orders in the ordinary course of business in accordance with past practice and other than renewals of Contracts in existence on the date hereof on substantially identical terms) (i) that involves consideration or other expenditure in excess of $100,000, (ii) that involves consideration or other expenditure in excess of $25,000 annually and is not terminable at the will of the Company or any Company Subsidiary within ninety (90) days without penalty or (iii) outside the ordinary course of business.

(h) accelerate, terminate, modify in any material respect, or cancel any Contract (other than purchase and sales orders and other than in the ordinary course of business in accordance with past practice) that involves (i) consideration or other expenditure in excess of $100,000, (ii) consideration or other expenditure in excess of $25,000 annually and is not terminable at the will of the Company or any Company Subsidiary within ninety (90) days without penalty or (iii) the referral of residents to or by the Company or any Company Subsidiary;

(i) make any capital expenditure (or series of related capital expenditures), other than capital expenditures related to ordinary repairs and replacements, in excess of $150,000 per month or that is outside the ordinary course of business;

(j) delay or postpone the payment of accounts payable and other liabilities outside the ordinary course of business;

(k) cancel, compromise, waive or release any right or claim (or series of related rights or claims) not covered by the reserves or accruals relating to such claim in the Interim Balance Sheet in excess of $25,000 or that is outside the ordinary course of business;

(l) enter into any Contract or agreement with any Affiliate of the Company except for transactions in the ordinary course of business upon commercially reasonable terms;

(m) incur or assume any long-term debt or incur or assume any short-term debt in excess of $100,000, except that the Company and its Subsidiaries may renew and refinance existing debt and may incur or assume existing debt in the ordinary course of business consistent with past practices under existing lines of credit, in each case on substantially the same terms as are currently in effect;

(n) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except for the Company as to its Subsidiaries);

(o) enter into, assume or modify any leases or management Contracts (excluding Contracts with residents of the Company’s Facilities);

(p) make any loans, advances or capital contributions to, or investments in, any other Person, including officers and directors of the Company or any Subsidiary of the Company, except loans to employees of the Company in the ordinary course of business consistent with past practice and not in excess of $5,000 per employee and except for loans, advances, capital contributions or investments between any wholly-owned Subsidiary of the Company and the Company or another wholly-owned Subsidiary of the Company;

(q) alter its accounting practices (except as required by GAAP or applicable Law) or change its fiscal year;

(r) make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle any income Tax claim or assessment, surrender any right to claim an income Tax refund, offset or other reduction in income Tax liability, or take or omit to take any other action, if any such action or omission would have the effect of increasing the Tax liability of the Company or any Company Subsidiary;

(s) settle any law suits, arbitrations or resident claims the uninsured portion of which settlement would reasonably be expected to require a payment by the Company or any Company Subsidiary in excess of $250,000;

(t) except as contemplated by the Transaction Documents, acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any business or business organization or division thereof;

(u) except as contemplated by the Transaction Documents, liquidate, dissolve or wind up the business of the Company or any of its Subsidiaries that own any assets;

(v) except as contemplated by the Transaction Documents, agree in writing or otherwise to take any of the foregoing actions.

8.3 Access. Upon reasonable advance notice and consistent with applicable Law, the Company shall permit the Representatives of the Merger Purchaser to have access at reasonable times during normal business hours, and in a manner so as not to interfere with the normal business operations of the Company or the Company’s Subsidiaries, to the Company’s and the Company’s Subsidiaries’ premises, properties, personnel, books, records (including Tax records), contracts and documents, and to make extracts and copies of such books and records subject to the terms of the Confidentiality Agreements.

8.4 Confidentiality Agreements.

The following provisions (collectively, the “Confidentiality Agreements”) shall apply to the information and materials furnished pursuant to, or as to which access is provided under, Section 8.3 or otherwise pursuant to this Agreement (including the Disclosure Letter) and all such information and materials shall be deemed to be Evaluation Materials (as defined in the Confidentiality Agreements). The “Confidentiality Agreements” consist of the following:

(a) Confidentiality Agreement, dated as of July 5, 2005, between the Merger Purchaser and the Company, the provisions of which are incorporated by reference herein;

(b) In addition, except as and to the extent required by Law (including under any Law to a Governmental Entity whose approval or consent is necessary or advisable in connection with any of the Transaction Agreements and/or the Transactions) or in compliance with Section 12.2 hereof, without the prior written consent of the other Parties, no Party will, and each will direct its Representatives not to, make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise to disclose or to permit the disclosure of the terms, conditions, or other aspects of the Transactions contemplated hereby. If a Party is required by Law to make any such disclosure, it must (unless such disclosure is in compliance with Section 12.2 hereof) first provide to the other Parties the content of the proposed disclosure, the reasons that such disclosure is required by Law, and the time and place that the disclosure will be made. Notwithstanding the foregoing, a Party may disclose information respecting the Transactions as permitted by the Transaction Agreements and also may make such disclosures to its Representatives who need to know such information for the purpose of evaluating, negotiating and effecting the Transactions and owning and/or operating the Business (and the various businesses of the respective Parties) following the Closing; provided, that such Party shall (i) inform each such Representative of the confidential and proprietary nature of the protected disclosures and (ii) be responsible for each such Representative’s maintaining the confidentiality of such information and for any further disclosure of such information by any such Representative (it being understood that such responsibility shall be in addition to and not in limitation of any right or remedy a Party may have against such Representative with respect to any such further disclosure).

8.5 Risk of Loss.

(a) In the event of the damage or destruction of any Real Estate Asset (whether owned by the Company or indirectly through any of its Subsidiaries) prior to the Closing, the Company shall promptly notify the Merger Purchaser of such damage or destruction, and the Company shall, at the Company’s option, either (i) repair such Real Estate Asset and restore it to the condition it was in immediately prior to such damage or destruction at the Company’s sole cost and expense or (ii) reduce the Merger Consideration (with corresponding pro rata reductions in the Applicable Per Share Merger Consideration amounts) by an amount equal to the cost to repair (or in the case of damage or destruction that cannot be repaired, the cost to replace) the damaged or destroyed Real Estate Asset, less the net insurance proceeds, if any, to be received by the Company or the applicable Subsidiary of the Company in respect of such damage or destruction. Except as provided in Section 8.5(b), the Closing shall, subject to the conditions set forth in Article VIII of the Contribution Agreement and Article 6 of the Merger Agreement, occur pursuant to Section 4.1 of the Contribution Agreement and Section 2.2 of the Merger Agreement without delay.

(b) Notwithstanding the provisions of Section 8.5(a), the Company and the Merger Purchaser agree that if the damage or destruction covered by that provision is such that the Company or the Merger Purchaser in good faith reasonably expect the amount thereof to be in excess of $30,000,000, then the Merger Purchaser may terminate this Agreement. Unless terminated as provided in this Section 8.5(b), the Transactions shall otherwise be consummated, subject to the conditions set forth in Article VIII of the Contribution Agreement and Article 6 of the Merger Agreement, as though such destruction or damage had not occurred; provided, however, that if the Merger Purchaser does not elect to terminate this Agreement, the Company shall, at the Company’s option, either (i) repair such Real Estate Asset and restore it to the condition it was in immediately prior to such damage or destruction at the Company’s sole cost and expense or (ii) reduce the Merger Consideration (with corresponding pro rata reductions in the Applicable Per Share Merger Consideration amounts) by an amount equal to the cost to repair (or in the case of damage or destruction that cannot be repaired, the cost to replace) the damaged or destroyed Real Estate Asset, less the net insurance proceeds, if any, to be received by the Company or the applicable Subsidiary of the Company in respect of such damage or destruction (which insurance proceeds shall remain with the Company through the Closing), as provided in Section 8.5(a).

(c) If, prior to the Closing Date, all or any significant portion (as defined in this Section 8.5(c)) of the Real Estate Assets (whether owned by the Company or indirectly through any of its Subsidiaries) is taken by eminent domain or similar taking (or is the subject of a pending taking which has not yet been consummated), the Company shall notify the Merger Purchaser of such fact promptly after obtaining Knowledge thereof, and the Merger Purchaser shall have the right to terminate this Agreement by giving notice to the Company not later than ten (10) days after the giving of the Company’s notice. For the purposes hereof, a “significant portion” of the Real Estate Assets shall mean such a portion of the Real Estate Assets as shall be necessary, as reasonably determined by the Merger Purchaser for the operation of the Company’s business or operations in the ordinary course, without causing a Material Adverse Effect; provided, however, that in any event a portion of the Real Estate Assets with an aggregate value, as reasonably determined by the Merger Purchaser, in excess of $30,000,000 shall be conclusively deemed to constitute a “significant portion” of the Real Estate Assets. If the Merger Purchaser does not elect to terminate this Agreement as provided in this Section 8.5(c), or if an “insignificant portion” (i.e., anything other than a significant portion) of the Real Estate Assets is taken by eminent domain (or becomes the subject of a pending taking), there shall be no reduction of the Merger Consideration, and the Company shall be entitled to receive and keep all awards for the taking of the Real Estate Assets or such portion thereof.

8.6 Director and Officer Resignations. At the Closing, the directors and officers of the Company and the Real Estate Entity designated by the Merger Purchaser in writing shall have delivered written resignations from their positions as directors or officers of the Company or the Real Estate Entity, as applicable, effective as of the Effective Time.

8.7 Fees and Expenses. Except as expressly provided otherwise in this Agreement or the other Transaction Agreements, all costs and expenses incurred in connection with Transactions will be paid by the Party incurring such costs and expenses.

8.8 Commercially Reasonable Efforts. The Parties shall cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Transactions as soon as reasonably practicable following the execution and delivery of this Agreement; provided, however, that nothing in this Section 8.8 shall require any Party to waive any of the conditions to such Party’s obligation to consummate the Transactions set forth in Article VIII of the Contribution Agreement or Article 6 of the Merger Agreement.

8.9 WARN Act. Without limiting the Assumed Liabilities, the obligation for compliance with the federal Worker Adjustment, Retraining and Notification Act of 1988, as amended (the “WARN Act”) and for compliance with any applicable state law, shall pass from the Company to NewCo at the Closing relative to all of the employees of the Company and its subsidiaries. The Company’s Shareholders, directors and officers shall have no liability arising out of the WARN Act with respect to the employees of the Company and its subsidiaries in connection with actions taken by NewCo or the Surviving Corporation on or after the Closing Date.

8.10 Notification of Breach. In the event that, at any time prior to the Closing, any Party hereto acquires knowledge of any event, condition, fact or circumstance that, if existing or known to such Party as of the date hereof, would have been required to be set forth or described by such Party in the Company Disclosure Letter or would otherwise have rendered any representation or warranty of such Party contained in Article 3, Article 4, Article 5 or Article 6 of this Agreement, as applicable, untrue, such Party shall promptly (but in any event prior to the Closing) provide written notice of such event, condition, fact or circumstance to each other Party, which notice shall also state whether such Party believes such event, condition, fact or circumstance is, or if not cured within thirty (30) days after written notice of same from the appropriate Party, would become, a Terminating Company Breach or a Terminating Purchaser Breach. However, no such written notice shall be deemed to cure any breach of any such representation or warranty, whether for purposes of determining whether or not the conditions set forth in Article VIII of the Contribution Agreement and Article 6 of the Merger Agreement have been satisfied or otherwise, unless otherwise agreed in writing by all of the Parties hereto.

8.11 Exclusivity. From and after the date of this Agreement until the Closing or until the termination of this Agreement, neither the Company nor its Representatives shall, directly or indirectly, solicit or accept any offers from third parties (“Potential Purchasers”) relating to a merger of the Company, a sale of substantially all its assets, or the sale of substantially all of its capital stock (whether by a sale by existing Shareholders or the issuance of additional capital stock by the Company) or similar transaction (an “Acquisition Transaction”). In accordance therewith, the Company and its Representatives shall not: (a) permit or allow tours of the Facilities or the Company’s home offices by Potential Purchasers; (b) discuss any business arrangements with any third parties retained by Potential Purchasers to conduct due diligence on the Company; or (c) negotiate any merger or acquisition Contracts with any Potential Purchasers. Notwithstanding the foregoing covenants, the Company and its Representatives may communicate with Potential Purchasers that prior to the date hereof have made a proposal to the Company regarding an Acquisition Transaction regarding the status of the potential transaction contemplated by this Agreement, may participate in conference calls with such Potential Purchasers and may provide updates of, and supplements to, due diligence and underwriting information previously provided to such Potential Purchasers.

8.12 Section 280G. Prior to the Effective Time, (i) the Company shall use its best efforts to obtain waiver agreements from each individual which the Company has identified and listed in Section 4.4(l) as receiving payments which the Company reasonably expects may not be deductible as a result of the application of Section 280G of the Code. Such waiver agreements shall provide for the waiver by the affected individuals of all rights and entitlement to such payments to the extent that they constitute “excess parachute payments”; and (ii) shall promptly submit to the Shareholders for approval (in a manner reasonably determined by the Company to meet the requirements for shareholder approval as required by the terms of Section 280G(b)(5) of the Code) any payments and/or benefits that have been waived by such affected individuals.

Prior to the Effective Time the Company shall deliver to the Merger Purchaser copies of any waivers obtained and evidence that (A) the Shareholder vote described in subsection (ii) above was solicited and the requisite Shareholder approval was obtained with respect to any payments and/or benefits that were subject to the Shareholder vote (the “280G Approval”), or (B) the 280G Approval was not obtained and as a consequence, that such “excess parachute payments” shall not be made or provided, pursuant to the waivers of those payments and/or benefits which were executed by the affected individuals.

ARTICLE 9

Post-Closing Covenants

The Parties agree as follows with respect to the period following the Closing:

9.1 [Intentionally Omitted]

9.2 Indemnification; Directors’ and Officers’ Insurance.

(a) The Company has purchased a “tail” policy of officers’ and directors’ liability insurance and fiduciary liability insurance (the “Tail Policy”) in respect of acts or omissions occurring at or prior to the Effective Time (including the Transactions), the costs of which are included in the computation of the Transaction Fees. For a period of four (4) years after the Effective Time, the Surviving Corporation shall, and the Merger Purchaser shall (in the event of a failure by the Surviving Corporation to do so), take all such commercially reasonable actions to insure that such policy is maintained in full force and effect. If the Surviving Corporation shall receive notice that the Tail Policy is being terminated or cancelled during such four-year period, the Surviving Corporation or the Merger Purchaser, as the case may be, shall immediately notify the Shareholders’ Representatives so that they may take such action as they deem appropriate.

(b) In the event that the Merger Purchaser or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, proper provisions shall be made so that such Person assumes the obligations set forth in this Section 9.2, and the Merger Purchaser shall cause such Person to assume such obligations.

(c) This Section 9.2, which shall survive the consummation of the Merger Transaction at the Effective Time and shall continue for the periods specified herein and is intended to benefit any current and former directors, officers, employees and agents of the Company covered by the Tail Policy, each of whom are intended third-party beneficiaries and may enforce the provisions of this Section 9.2.

9.3 No Liability of Company Parties.

(a) No actions taken by the Merger Acquiring Parties in connection with the financing or consummation of the Transactions or otherwise will result in any liability or obligation on the part of the Shareholders, whether arising in connection with fraudulent conveyance laws or otherwise.

(b) Each Merger Acquiring Party acknowledges and agrees that it did not rely on the Shareholders or their Affiliates (other than the Company and its Subsidiaries), the directors of the Company, in their capacities as such, or the Shareholder Representatives in making its decision to enter into the Transaction Agreements, and each agrees that none of the Shareholders or their Affiliates (other than the Company and its Subsidiaries), the directors of the Company, in their capacities as such, or the Shareholder Representatives, nor the respective controlling Persons, officers, directors, managers, partners, agents, or employees of any such Person, shall be liable for any action heretofore taken or hereafter taken by any of them in connection with the Transaction Agreements or the transactions contemplated thereby.

(c) The Merger Acquiring Parties, NewCo and the Company (as the Surviving Corporation) for themselves and on behalf of their Affiliates, contingent upon the occurrence of, and effective upon and as of, the Closing, hereby:

(i) agree that none of them has or will have claim, right, cause of action or remedy (whether arising by law (including under any statute, regulation, any common law theory or otherwise), by contract, in tort (including any theory of negligence, fraud, or breach of fiduciary duty), in equity or otherwise) in any way relating to or arising out of the Transaction Agreements, the transactions contemplated thereby, and/or any matters, actions, omissions, events, transactions, claims, responsibilities, circumstances or conditions relating to the Company, its Subsidiaries or any of their businesses, condition (financial or otherwise) assets or operations to the extent existing or arising with respect to any period on or before the Closing (the “Potential Claims”) as against the Shareholders and their Affiliates (other than the Company and its Subsidiaries), the directors of the Company in their capacities as such and the Shareholder Representatives (the “Company Parties”); and

(ii) releases and acquits each of the Company Parties from, waives any right at law or in equity as to, and agrees not to bring or assert any claim on or with respect to, seek or obtain any contribution or cost recovery as to, or seek or obtain any remedy or recourse to which it or they would be otherwise entitled as to, any or all Potential Claims;

provided, however, that the Acquiring Parties may assert and recover for, and the term “Potential Claims” shall not include, Damages for which (and the extent to which) this Agreement expressly permits contractual recovery (and not based on any other legal or equitable theory) arising from (y) the Covered Claims but solely to the extent of the Closing Escrow Amount and then only to the extent, and subject to the limitations, set forth in Article 11 of this Agreement and (z), as against a Shareholder severally, but not jointly, a breach of such Shareholder’s Title Representation, but only to the extent, and subject to the limitations, set forth in Article 11 of this Agreement and the provisions of the Shareholder Letters.

(d) Without limiting Section 9.3(c), the Shareholder Representatives and any Persons acting on their behalf shall have no personal liability to, and no claim may be made by, the Merger Acquiring Parties, NewCo, the Company, the Surviving Corporation or any of their respective Affiliates with respect to or by virtue of any acts or omissions of the

Shareholder Representatives in connection with the Transaction Agreements or the transactions or activities contemplated thereby or occurring by virtue of the Transaction Agreements. Each of the Parties hereto and to the other Transaction Documents, the Surviving Corporation and their respective Affiliates hereby exculpates the Shareholder Representatives and any Persons acting on their behalf from, and holds harmless, relieves, releases and acquits the Shareholder Representatives and any Persons acting on their behalf from and against, any and all losses, liabilities, claims or obligations by reason of any act or omission of the Shareholder Representatives or any Persons acting on their behalf, including negligence. The foregoing shall not limit any right or claim that the Acquiring Parties may have as against the Closing Escrow or solely to the extent of the Shareholders and Participants Fund and not from the Shareholder Representatives (or any Persons acting on their behalf) personally, amounts due to an Acquiring Party pursuant to Section 3.2 of the Contribution Agreement to the extent provided therein.

(e) The Acquiring Parties and their Affiliates (including the Company after the Closing) shall use their commercially reasonable efforts, to the extent legally permissible, to dismiss, terminate and release any derivative claims brought by or through any of the Shareholders as against any of the directors or officers of the Company that held office at any time prior to the Closing.

(f) This Section 9.3, which shall survive the Closing and the consummation of the Merger Transaction at the Effective Time, is intended to benefit the Company Parties (including the Shareholder Representatives and the directors and officers of the Company that held office at any time prior to the Closing), each of whom is an express and intended third-party beneficiary of this Section 9.3 and may enforce the provisions of this Section 9.3 as if a party to this Agreement. However, this Section 9.3 does not affect or limit the liability of any Person under or with respect to a separate contractual relationship with the Merger Purchaser, including any contractual relationships between NewCo or its owner after the Closing.

ARTICLE 10

Termination

10.1 Termination of Agreements. This Agreement may be terminated and the transactions contemplated hereby may be abandoned (which, as provided in Section 10.2 below will automatically terminate the Contribution Agreement and the Merger Agreement) at any time prior to the Closing, notwithstanding any requisite approval and adoption of this Agreement, the Contribution Agreement or the Merger Agreement and the transactions contemplated hereby or thereby, as follows:

(a) by mutual written consent of the Merger Purchaser and the Company;

(b) by either the Merger Purchaser or the Company (so long as such terminating Party is using commercially reasonable efforts to prevent the occurrence of the below listed events or conditions), if any court of competent jurisdiction in the United States or any other Governmental Entity, based otherwise than on any applicable antitrust Law, (i) shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, the Contribution Agreement or the Merger

Agreement and such Order or other action shall have become final and non-appealable or (ii) shall have failed to issue an Order or to take any other action necessary to fulfill the conditions to the Closing, and such denial of a request to issue such Order or take such other action shall have become final and non-appealable;

(c) by the Company by written notice to the Merger Purchaser upon a material breach of any representation, warranty, covenant or agreement on the part of the Merger Purchaser set forth in this Agreement or the Merger Agreement which would give rise to a failure of a condition set forth in Section 6.2 of the Merger Agreement and is incapable of being cured or, if capable of being cured, shall not have been cured within thirty (30) days after written notice of such breach is given to the Merger Purchaser by the Company (a “Terminating Merger Purchaser Breach”); provided, however, that the Company may not exercise the right stated in this Section 10.1(c) if the Company is then in material breach of this Agreement or the Merger Agreement;

(d) by the Merger Purchaser by written notice to the Company upon a material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement or the Merger Agreement which would give rise to a failure of a condition set forth in Section 6.1 of the Merger Agreement and is incapable of being cured or, if capable of being cured, shall not have been cured within thirty (30) days after written notice of such breach is given to the Company by the Merger Purchaser (a “Terminating Company Breach”); provided, however, that the Merger Purchaser may not exercise the right stated in this Section 10.1(d) if the Merger Purchaser is then in material breach of this Agreement or the Merger Agreement;

(e) by the Merger Purchaser pursuant to Section 8.5(b) or Section 8.5(c) of this Agreement; and

(f) by either the Merger Purchaser or the Company unilaterally by written notice to the other Parties, if the Closing shall not have occurred on or before April 21, 2006 (which is the thirtieth day after the date of this Agreement) (the “Termination Date”); provided, however, that the right to terminate this Agreement, the Contribution Agreement and the Merger Agreement under this Section 10.1(f) shall not be available to any Party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date; provided further that either the Merger Purchaser or the Company, acting reasonably and in good faith, may elect to extend such date by no more than fifteen (15) days (e.g., until May 6, 2006) if any of the conditions set forth in Section 6.1(a)(viii)(A) of the Merger Agreement have not been satisfied by such date; and provided further that either the Merger Purchaser or the Company, acting reasonably and in good faith, may elect to extend such date by no more than sixty (60) days (May 21, 2006) if any of the conditions set forth in Section 6.1(a)(viii)(B) of the Merger Agreement, in the case of the Merger Purchaser, or Section 6.2(a)(vi) or (vii) of the Merger Agreement, in the case of the Company, have not been satisfied by such date; and provided moreover that if the only condition set forth in Section 6.1(a)(viii)(B) of the Merger Agreement or Section 6.2(a)(vii) of the Merger Agreement that remains unsatisfied is the issuance by one or more Governmental Entities of all material licenses required to operate the Facilities, such date shall automatically be extended until such time as all such licenses have been duly issued or until June 30, 2006 whichever first occurs.

10.2 Effect of Termination. If either the Merger Purchaser or the Company terminate this Agreement pursuant to Section 10.1 above, then such termination shall also automatically terminate the Contribution Agreement and the Merger Agreement, as well, and this Agreement, the Contribution Agreement and the Merger Agreement shall each forthwith become void, and there shall be no further liability or obligation hereunder or thereunder on the part of any Party hereto or thereto or their respective Affiliates, officers, directors or stockholders; provided, however, that (i) Section 2.9 of the Merger Agreement, Section 9.3, this Section 10.2, Article 12 and the confidentiality and other provisions contained in the Confidentiality Agreements shall each survive termination, (ii) the Performance Deposit made pursuant to the Merger Agreement shall be released as provided in the Merger Agreement and (iii) no such termination shall release any Party from liability for a breach of any term or provision of this Agreement, the Contribution Agreement or the Merger Agreement; and provided further, that if the Merger Purchaser terminates this Agreement (and consequently, the Contribution Agreement and the Merger Agreement) pursuant to Section 10.1(d) as a result of the failure of the Company to satisfy the conditions stated in Section 6.1(a)(i) of the Merger Agreement, after giving effect to the provisions of Section 6.1(b) of the Merger Agreement, the Company shall pay to the Merger Purchaser all of their respective reasonable third party out-of-pocket costs and expenses incurred and paid by them in connection with this Agreement and the other Transaction Agreements, up to an aggregate of $750,000.

ARTICLE 11

Indemnification; Remedies

11.1 Survival; Right to Indemnification Not Affected by Knowledge.

(a) All representations and warranties, covenants and obligations of the Parties in this Agreement, the Contribution Agreement and the Merger Agreement will survive the Closing for a period of twelve (12) months following the Closing Date (the “12-Month Survival Period”); provided, however, that the representations and warranties set forth in Sections 3.2(c) and (d) shall not survive closing; provided, further, that

(i) the covenants and obligations in this Agreement that, by their terms, are to be performed prior to the Closing shall expire as of the Closing, and upon the occurrence of the Closing, shall thereafter be of no further force or effect and the covenants and obligations set forth in Articles 2, 9, 11 and 12 of this Agreement and the covenants and obligations in the Merger Agreement and the Contribution Agreement that contemplate actions after the Closing will survive indefinitely;

(ii) other than as to Tax and ERISA Representations (as defined below), the provisions set forth in Section 11.2(a)(i) and Section 11.2(a)(ii) will survive the Closing for a period of twenty-four (24) months following the Closing Date (the “24-Month Survival Period” to the extent that the breach of the representation and warranty giving rise to a Covered Claim results from claims actually made by Persons (including Governmental Entities) other than the Company, its Subsidiaries, and the Acquiring Parties and their Affiliates during the 24-Month Survival Period (the “Third Party Claims”) and notice thereof is given to the Shareholder Representatives as provided herein within the 24-Month Survival Period;

(iii) as to breaches of the representations and warranties set forth in Sections 4.3 and 4.4 (the “Tax and ERISA Representations”) the provisions set forth in Section 11.2(a)(i), will survive the Closing for a period of thirty six (36) months following the Closing Date (the “36-Month Survival Period,” and each of the 12-Month Survival Period, the 24-Month Survival Period and the 36-Month Survival Period, as to the representations and warranties to which they apply, the “Survival Period”) to the extent that notice thereof is given to the Shareholder Representatives as provided herein (“Tax Claims”) and provided the breach of representations and warranties giving rise to a Covered Claim results in written notice of a claim or potential claim (including a request for an extension or waiver of the statute of limitations) received by the Company during the 36-Month Survival Period (except in the case of a breach of the representations in Section 4.3(a)(ii), (iii), (x), (xi), (xiv), (xv), (xvi) or (xviii), as to which a Tax Claim may arise where Damages are recoverable that do not result from a Tax Audit in the circumstances described in Section 11.2(e)(i) and the Schedule referenced therein).

(b) Except as otherwise provided in Section 11.2 below, the right to indemnification, payment of Damages or any other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation.

11.2 Payment of Damages by or for the Benefit of the Shareholders and the Participants.

(a) As provided in Section 2.9 of the Merger Agreement, the Closing Escrow Amount will be withheld from the Merger Consideration and Gain Sharing Awards otherwise payable to the Shareholders and Participants immediately after the Effective Date. Recovery from the Closing Escrow Amount shall be subject to the other limitations and provisions of this Agreement and, as so limited, shall be the sole and exclusive remedy of NewCo, the Merger Purchaser, the Surviving Corporation, and their respective representatives, shareholders, partners, controlling Persons and Affiliates (collectively, the “Purchaser Indemnitees”) as against any or all of the Shareholders, the current Company directors, the current Company officers, and their respective representatives, shareholders, partners, controlling Persons and Affiliates with respect to any Covered Claims or Damages arising therefrom. “Covered Claims” are claims for which (and the extent to which) this Agreement expressly permits contractual recovery (and not based on any other legal or equitable theory) arising from the following:

(i) As to the Merger Purchaser, Damages suffered by the Merger Purchaser arising out of a breach of any representation or warranty made by the Company set forth in Article 3 or Article 4 of this Agreement or in any certificate delivered by the Company pursuant to this Agreement or any other Transaction Agreement;

(ii) As to NewCo, Damages suffered by NewCo arising out of a breach of any representation or warranty made by the Company set forth in Article 3 or Article 5 of this Agreement;

(b) To the extent otherwise permitted by the other provisions of this Agreement, recovery as against the Closing Escrow Amount with respect to Damages arising out of the Covered Claims shall be subject to the following and releases from the Closing Escrow Amount to the Shareholders and the Participants will be made as follows (and after any such release, no further claim as against a Shareholder or Participant may be made as to the amounts so released):

(i) Damages arising from Covered Claims under Sections 11.2(a)(i) and 11.2(a)(ii) as finally determined may be recovered solely and exclusively out of the Closing Escrow Amount to the extent the Covered Claims were properly made prior to the expiration of the 12-Month Survival Period. At the expiration of the 12-Month Survival Period, one-third of the balance (but not more than $5,000,000) of the total amount then remaining in the Closing Escrow Account over and above the Satisfied and Asserted Covered Claims shall be released to the Shareholders and Participants in accordance with their respective Pro Rata Portions; (the “12-Month Distribution”). To the extent that a Covered Claim is made against the Closing Escrow Amount and is later resolved, any reserve therefor that is not paid to a Purchaser Indemnitee in satisfaction of such claim shall be released to the Shareholders and Participants in accordance with their respective Pro Rata Portions and shall be deemed to be part of the 12-Month Distribution;

(ii) Damages arising from Covered Claims under Section 11.2(a)(i) and Section 11.2(a)(ii) solely with respect to Third Party Claims and Tax Claims as finally determined may be recovered solely and exclusively out of the Closing Escrow Amount to the extent such Covered Claims were properly made prior to the expiration of the 24-Month Survival Period. At the expiration of the 24-Month Survival Period, one half of the balance (but not more than $5,000,000) of the Closing Escrow Amount after deducting Satisfied and Asserted Covered Claims as of such time, then remaining (the “24-Month Distribution”) shall be released to the Shareholders and Participants in accordance with their respective Pro Rata Portions. To the extent that such a Covered Claim is made against the Closing Escrow Amount and is later resolved, any reserve therefor that is not paid to a Purchaser Indemnitee in satisfaction of such claim shall be released to the Shareholders and Participants in accordance with their respective Pro Rata Portions and shall be deemed to be part of the 24-Month Distribution.

(iii) After the expiration of the 24-Month Survival Period, no Covered Claims may be asserted against the Closing Escrow Amount except and solely to the extent of Damages arising from Covered Claims that are Tax Claims. Specifically, Damages arising from Covered Claims under Section 11.2(a)(i) solely with respect to Tax Claims as finally determined may be recovered solely and exclusively out of the Closing Escrow Amount to the extent such Covered Claims were properly made prior to the expiration of the 36-Month Survival Period. At the expiration of the 36-Month Survival Period, the balance of Closing Escrow Amount after deducting Satisfied and Asserted Covered Claims as of such time, then remaining (the “36-Month Distribution”) shall be released to the Shareholders and Participants in accordance with their respective Pro Rata Portions. To the extent that such a Covered Claim is made against the Closing Escrow Amount and is later resolved, any reserve therefor that is not paid to a Purchaser Indemnitee in satisfaction of such claim shall be released to the Shareholders and Participants in accordance with their respective Pro Rata Portions and shall be deemed to be part of the 36-Month Distribution.

(c) In the various Shareholder Letters, each of the Shareholders severally, and not jointly, will make Shareholder Title Representations. Damages arising from a breach of such representations are covered by an indemnity set forth in the Shareholder Letter and may be asserted as against such Shareholder subject to the other limitations set forth herein; provided, however, that no claim will be made as against the Closing Date Escrow by reason of a breach of such Shareholder Title Representation, except with respect to amounts that are otherwise being released from the Closing Escrow Amount to such Shareholder.

(d) The Purchaser Indemnitees shall not be entitled to any indemnification under this Agreement or to recover from the Closing Escrow Amount unless and until the aggregate amount of all Damages for which the Purchaser Indemnitees would otherwise be entitled to make claims against the Closing Escrow Amount exceeds One Million Dollars ($1,000,000), but in such event, the Purchaser Indemnitees shall be entitled to recover for the entire amount of all such Damages to the extent otherwise permitted hereby and subject to the limitations herein.

(e) For the purposes of applying Section 11.2, (i) any claims for Damages with respect to Tax matters are limited solely to claims for Taxes for Pre-Closing Taxable Periods that result from a breach of the representation in Section 4.3 (except for Damages resulting from a breach of the representations in Section 4.3(a)(x), (xi), (xiv), (xv), (xvii)(B)-(C), and (xviii), as to which Damages are recoverable of Taxes for Post-Closing Taxable Periods) (and then only to the extent otherwise recoverable under this Section 11.2) and Damages resulting from any such breach are further limited to the amount of Taxes payable in cash to a Tax authority (and expenses directly related thereto, including reasonable costs of investigation and defense and reasonable attorney’s fees) that result from a Tax Audit commenced following written notice of a claim or potential claim (including a request for an extension or waiver of the statute of limitations) actually received by the Company during the 36-Month Survival Period (except for Damages resulting from a breach of the representations in Section 4.3(a)(xvi) or (xviii), as to which Damages are recoverable that do not result from a Tax Audit and except for Damages resulting from a breach of the representations in Section 4.3(a)(ii), (iii), (x), (xi), (xiv) or (xv), as to which Damages are recoverable that do not result from a Tax Audit, but only to the extent that, in the case of Damages that do not result from a Tax Audit, the requirements of Schedule 11.2 are complied with); and, provided further, that no “Damages” shall result from a reduction of net operating loss carryforwards or other Tax attributes of the Company or any Subsidiary of the Company, except to the extent that the reduction of net operating loss carryforwards or other Tax attributes results in a cash liability for Taxes for a Pre-Closing Taxable Period resulting from a breach of the representations in Section 4.3; and provided further, that Damages shall not, under any circumstances, include Taxes arising from the Transactions except to the limited extent of a breach of the representation in Section 4.3(xx); (ii) the term “Damages” shall not include any item to the extent covered by and included in the Working Capital Adjustment or as to which repair or replacement has been made or the Merger Consideration has been reduced as contemplated by Section 8.5(a) or as to which the Company or any Company Subsidiary is entitled to a condemnation or similar award as contemplated by Section 8.5(c)); (iii) the term “Damages” shall not include any item covered by and included in Assumed Liabilities (other than any Damages incurred by Purchaser Indemnitees with respect to Liabilities which are the subject of Sections 4.3 and 4.4); (iv) the Shareholders and the Participants shall be credited pro rata in accordance with their Pro Rata Portions as making payment with respect to Damages covered by this Section 11.2 to the extent that payments are made pursuant to Section 6.1(b) of the Merger Agreement; and (v) the amount of any Damages a Purchaser Indemnitee would otherwise be entitled to claim shall be reduced by any reserves maintained by the Company or its Subsidiaries with respect to such Damages on their books and records as of the Closing Date, by any amounts actually received from insurance coverage provided by the Company’s captive insurance subsidiary, and by amounts actually received by such Purchaser Indemnitee with respect to such Damages under any insurance coverage or from any other Person alleged to be responsible for such Damages. If a Purchaser Indemnitee receives an amount under insurance coverage or from any such other Person with respect to Damages at any time subsequent to any indemnification provided out of the Closing Escrow Amount, then such Purchaser Indemnitee shall promptly (but in no event more than ten (10) Business Days after receipt of such amount) reimburse the Shareholders and the Participants, pro rata in accordance with their respective Pro Rata Portions, for amounts paid out of the Closing Escrow Amount to such Purchaser Indemnitee in connection with providing such indemnification up to such amount received by such Purchaser Indemnitee. Likewise, if a Purchaser Indemnitee receives an amount under insurance coverage or from any such other Person with respect to Damages at any time subsequent to any indemnification provided by a Shareholder under such Shareholder’s Shareholder Letter, then such Purchaser Indemnitee shall promptly (but in no event more than ten (10) Business Days after receipt of such amount) reimburse such Shareholder for amounts paid by such Shareholder to such Purchaser Indemnitee under such Shareholder’s Letter in connection with providing such indemnification up to such amount received by such Purchaser Indemnitee. Liabilities arising from a breach of a Shareholder Title Representation, while they may at Merger Purchaser’s option be recovered from the breaching Shareholder’s Pro Rata Portion of the Closing Escrow Amount, shall not count against the aggregate liability limitation of $15,000,000 described in subsection (f) below.

(f) In no event shall the total liability of the Shareholders and the Participants under this Agreement (including, without limitation, this Section 11.2), the Contribution Agreement, the Merger Agreement, the Shareholder Letters and the Participant Letters or otherwise in connection with the transactions contemplated hereby or thereby exceed, in the aggregate as against the Shareholders and Participants, Fifteen Million Dollars ($15,000,000) less any amounts withheld, released or paid from the Closing Escrow Amount or otherwise previously paid by any of the Shareholders or Participants, nor shall any Shareholder’s or Participant’s maximum liability exceed, in the aggregate, such Shareholder’s or Participant’s Pro Rata Portion of such amount, except that with respect to breaches of a Shareholder Title Representation by a particular Shareholder, the liability of such Shareholder shall not exceed the amount actually received by such Shareholder in respect of such Shareholder’s Shares under the Merger Agreement and this Agreement, deducting any amounts held in the Closing Escrow Amount as against such Shareholder until such amounts are released.

(g) The Purchaser Indemnitees may recover with respect to Damages only to the extent otherwise permitted by the other provisions of this Agreement and then only with respect to claims giving rise to Damages of which the applicable Purchaser Indemnitees have given proper written notice prior to the end of the applicable Survival Period; provided, however, that except with respect to claims against a particular Shareholder for breach of such Shareholder’s

Shareholder Title Representations in such Shareholder’s Shareholder Letter, delivery of such written notice to the Shareholder Representatives shall be deemed to be written notice to the Shareholders and the Participants; and provided further that with respect to claims against a particular Shareholder for breach of such Shareholder’s Shareholder Title Representations in such Shareholder’s Shareholder Letter, such written notice shall be provided to such Shareholder at the address for such Shareholder set forth in such Shareholder’s Shareholder Letter.

11.3 Indemnification and Payment of Damages by Merger Acquiring Parties.

(a) Merger Acquiring Parties’ Indemnification Obligation. The Merger Acquiring Parties, jointly and severally, will indemnify and hold harmless

(i) the Shareholders, the Shareholder Representatives, and the respective representatives, shareholders, partners, controlling Persons and Affiliates of the Shareholders or the Shareholder Representatives (collectively, the “Shareholder Indemnitees”) and will pay to the Shareholder Indemnitees the amount of any Damages arising, directly or indirectly, from or in connection with: (A) any breach of any representation or warranty made by either of the Merger Acquiring Parties in this Agreement or in any certificate delivered by the Merger Acquiring Parties pursuant to this Agreement or any other Transaction Agreement, other than a Terminating Merger Purchaser Breach occurring after the date hereof but prior to the Closing of which any Party hereto has provided written notice to the other Parties in accordance with Section 8.10 prior to the Closing; (B) any breach by either of the Merger Acquiring Parties or the Surviving Corporation of any covenant or obligation of the Merger Acquiring Parties or the Surviving Corporation in this Agreement or the Merger Agreement to be performed following the Closing; (C) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with the Merger Purchaser (or any Person acting on its behalf) in connection with this Agreement or the Merger Agreement or any of the transactions contemplated hereby or thereby; or (D) any Post-Closing Liabilities of any of the Merger Acquiring Parties or their Affiliates (including, after the Closing, the Real Estate Entity);

(ii) NewCo and its respective representatives, shareholders, partners, controlling Persons and Affiliates and will pay to such Persons the amount of any Damages arising, directly or indirectly, from or in connection with the Excluded Liabilities and any Post-Closing Liabilities of any of the Merger Acquiring Parties or their Affiliates (including, after the Closing, the Real Estate Entity).

(b) Limitations. The Merger Acquiring Parties’ obligation to indemnify the Shareholders under Section 11.3(a) shall be subject to Section 11.7 and the following limitations:

(i) With respect to claims for indemnification in respect of breaches of the Merger Acquiring Parties’ representations or warranties, the Merger Acquiring Parties shall be obligated to indemnify the Shareholders under this Section 11.3 only for such claims giving rise to Damages of which the applicable Shareholders have given the Merger Purchaser written notice prior to the end of the applicable survival period; and

(ii) The amount of any Damages for which the Merger Acquiring Parties would otherwise be obligated to indemnify a Shareholder under this Section 11.3 shall be reduced by any amount actually received by such Shareholder with respect to such Damages under any insurance coverage or from any other Person alleged to be responsible for such Damages. If a Shareholder receives an amount under insurance coverage or from any such other Person with respect to Damages at any time subsequent to any indemnification provided by the Merger Acquiring Parties under this Section 11.3, then such Shareholder shall promptly (but in no event more than ten (10) Business Days after receipt of such amount) reimburse the Merger Purchaser for amounts paid by the Merger Acquiring Parties to such Shareholder in connection with providing such indemnification up to such amount received by such Shareholder.

Nothing contained in this Agreement shall limit the obligation of the Merger Purchaser to pay the amounts set forth in the Merger Agreement as being the Merger Consideration.

11.4 Indemnification and Payment of Damages by NewCo.

(a) NewCo’s Indemnification Obligation. NewCo will indemnify and hold harmless the Shareholder Indemnitees, and will pay to the Shareholder Indemnitees the amount of any Damages arising, directly or indirectly, from or in connection with (i) any breach by NewCo of any covenant or obligation in the Contribution Agreement or (ii) any Post-Closing Liabilities of NewCo, the Operating Subsidiaries or their Affiliates.

(b) Limitations. NewCo’s obligation to indemnify the Shareholders under Section 11.4(a) shall be subject to the following limitations: The amount of any Damages for which NewCo would otherwise be obligated to indemnify a Shareholder under this Section 11.4 shall be reduced by any amount actually received by such Shareholder with respect to such Damages under any insurance coverage or from any other Person alleged to be responsible for such Damages. If a Shareholder receives an amount under insurance coverage or from any such other Person with respect to Damages at any time subsequent to any indemnification provided by NewCo under this Section 11.4, then such Shareholder shall promptly (but in no event more than ten (10) Business Days after receipt of such amount) reimburse NewCo for amounts paid by NewCo to such Shareholder in connection with providing such indemnification up to such amount received by such Shareholder.

Nothing contained in this Agreement shall limit the obligation of NewCo to pay the amounts set forth in the Contribution Agreement as being the consideration for the Contributed Assets.

11.5 Remedies Exclusive.

(a) No Other Claims. The Parties hereby expressly acknowledge and agree that, if the Closing occurs, the only claims that may be brought by (i) the Merger Purchaser, the Company, the Purchaser Indemnitees (other than NewCo), the Shareholder Indemnitees, the Participants (in such capacity) or any of their respective Affiliates against each other or (ii) NewCo, the Shareholder Indemnitees, the Participants (in such capacity) or any of their respective Affiliates against each other, in each case in connection with the Transactions or any of the Transaction Agreements are the Covered Claims, claims relating to Shareholder

Title Representations in Section 11.2(c) and the claims expressly provided for in Sections 11.3 and 11.4, and all claims for indemnification by any Purchaser Indemnitee against any Shareholder Indemnitee or Participant (in such capacity), other than claims against a particular Shareholder for breach of such Shareholder’s Shareholder Title Representations in such Shareholder’s Shareholder Letter, shall be satisfied solely and exclusively out of the Closing Escrow Amount.

(b) The remedies provided in this Article 11 will be exclusive of and shall preclude any other remedies that may be available to any of (i) the Merger Purchaser, the Company, the Purchaser Indemnitees, the Shareholder Indemnitees, the Participants (in such capacity) or any of their respective Affiliates in any action or proceeding against each other or (ii) NewCo, the Shareholder Indemnitees, the Participants (in such capacity) or any of their respective Affiliates in any action or proceeding against each other, in each case arising under this Agreement or any other Transaction Agreement or otherwise with respect to the transactions contemplated hereby or thereby.

11.6 Procedure for Indemnification.

(a) Third Party Claims.

(i) Any claim or claims under this Agreement or the Shareholder Letters may be made jointly by the Merger Purchaser and the Surviving Corporation or by NewCo. In the event any claim or claims are asserted, if either the Merger Purchaser and the Surviving Corporation or NewCo are not a party to the assertion of the claim, then the party or parties making claim or claims shall also notify the other party (the Merger Purchaser and the Surviving Corporation or NewCo, as the case may be) at the time it makes its or their claim or claims under this Agreement or the Shareholder Letters, and the party so notified shall become a party in interest to the resolution of such claim or claims and shall be bound by any resolution of the claim unless such party has incurred separate Damages therefrom, in which case such party shall be entitled to a separate resolution regarding the amount of its Damages. Claims made by the Shareholders shall be made by and through the Shareholder Representatives. The indemnified party shall give written notice to the indemnifying party of any claim or claims asserted against the indemnified party by any third Person within thirty (30) days after obtaining actual knowledge thereof, stating the nature and basis of such claim and the amount thereof, in reasonable detail, to the extent then known by the indemnified party and signed by all the requisite parties. Failure to provide such notice shall not act as a waiver of the indemnified party’s rights with respect to such claim unless, and only to the extent that, such failure materially adversely affects the indemnifying party’s ability to defend against, minimize or eliminate Damages arising out of such claim. In the event of any litigation or proceeding by or with any third Person, the indemnified party shall keep the indemnifying party informed and, unless the indemnifying party exercises the right of control set forth in Section 11.6(a)(ii) below, shall use all reasonable efforts to defend such claim, litigation, investigation or proceeding with its or his own legal counsel and present any defense reasonably suggested by the indemnifying party or its or his counsel.

(ii) The indemnifying party shall have the right to participate in such third party claim or litigation, at its own expense, and, upon notice to the indemnified party, to assume and control, at its own expense, the defense or prosecution thereof, as the case may be, with counsel approved by the indemnified party (which approval shall not be unreasonably withheld or delayed). Notwithstanding the foregoing, the indemnified party shall have the right to assume control of such defense or prosecution if and only if (A) the assumption or control of such defense or prosecution by the indemnified party has been authorized in writing by the indemnifying party, (B) the indemnified party has reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the indemnifying party or (C) the indemnifying party has not in fact employed counsel to assume the defense or prosecution of such action promptly after receiving notice of the commencement thereof, in each of which cases the reasonable fees and expenses of counsel will be paid by the indemnifying party, and the indemnified party shall assume and control the defense or prosecution of such action, and the indemnifying party shall reimburse or pay such reasonable fees and expenses as they are incurred. If the indemnifying party assumes such defense or prosecution in accordance with this Section 11.6(a)(ii), it shall have no liability for any legal or other expenses subsequently incurred by the indemnified party in connection with such litigation or proceeding (other than the reasonable out-of-pocket costs and attorneys’ fees of investigation and cooperation with the indemnifying party that may be requested by the indemnifying party in such defense or prosecution and as contemplated in Section 11.6(a)(iii)) but the indemnifying party shall thereafter indemnify and hold the indemnified party and its Affiliates harmless from and against all Damages with respect to such litigation or proceeding in accordance with the terms of this Agreement.

(iii) The indemnified party shall have the right to participate, and cooperate, in the defense of a Claim for which the indemnifying party has assumed control pursuant to Section 11.6(a)(ii) and may retain separate co-counsel at its sole cost and expense (except that the indemnifying party shall be responsible for the fees and expenses of the separate co-counsel to the extent the indemnified party concludes reasonably that the counsel the indemnifying party has selected has a conflict of interest).

(iv) The indemnified party shall not make, or offer to make, any settlement of any litigation or proceeding which might give rise to a right of indemnification from the indemnifying party without the consent of such indemnifying party, which consent shall not be unreasonably withheld or delayed; provided that the indemnified party may do so without such consent if (A) it elects to waive its right of indemnification with respect to the amount of such settlement in connection with such litigation or proceeding or (B) the indemnifying party fails to or declines to defend the indemnified party in such litigation or proceeding. The indemnifying party shall not consent to the entry of any judgment with respect to the matter, or enter into any settlement, which does not include a provision whereby the plaintiff or claimant in the matter releases the indemnified party from all liability with respect thereto, without the prior written consent of the indemnified party, which consent shall not be unreasonably withheld or delayed.

(b) Direct Claims.

(i) Any claim or claims under this Agreement or the Shareholder Letters may be made jointly by the Merger Purchaser and the Surviving Corporation or by NewCo. In the event any claim or claims are asserted, if either the Merger Purchaser and the Surviving Corporation or NewCo are not a party to the assertion of the claim, then the party or parties making claim or claims shall also notify the other party (the Merger Purchaser and the Surviving Corporation or NewCo, as the case may be) at the time it makes its or their claim or claims under this Agreement or the Shareholder Letters, and the party so notified shall become a party in interest to the resolution of such claim or claims and shall be bound by any resolution of the claim unless such party has incurred separate Damages therefrom, in which case such party shall be entitled to a separate resolution regarding the amount of its Damages. Claims made by the Shareholders shall be made by and through the Shareholder Representatives. In the event of any claim for indemnification under this Article 11 other than a third-party claim under Section 11.6(a) hereof, the indemnified party shall give written notice thereof (a “Direct Claim Notice”) to the indemnifying party within forty-five (45) days after obtaining actual knowledge thereof, stating the nature and basis of such claim for indemnification and the amount thereof, in reasonable detail. Failure to provide such Direct Claim Notice within such forty-five (45) day period shall not act as a waiver of the indemnified party’s rights with respect to such claim for indemnification unless, and only to the extent that, such failure adversely affects the indemnifying party’s ability to defend against, reduce or eliminate Damages arising out of such claim.

(ii) After delivery of a Direct Claim Notice by an indemnified party, the indemnified party and the indemnifying party shall then meet in an attempt to agree upon a resolution of the claim to which such Direct Claim Notice relates. If the indemnified party and the indemnifying party have not resolved such claim within thirty (30) days after the date that the Direct Claim Notice is delivered, then prior to the expiration of the applicable Survival Period, the indemnified party shall have the right to submit such claim for resolution pursuant to binding arbitration in accordance with the provisions of Section 12.1 hereof, or if the Survival Period has then expired, the indemnified party shall have the right to pursue any and all other remedies available at law or in equity with respect to such claim.

(c) “Indemnity,” “Indemnification,” etc.

(i) References to “indemnity,” “indemnify,” “indemnification,” “indemnifying party,” “indemnified party” and all correlatives, equivalents, and substitutes for such terms shall be interpreted so as to treat the claim procedures as against the Closing Date Escrow as if it were the functional equivalent of an indemnity by the Shareholders and Participants to the extent of the Closing Date Escrow in favor of the Purchaser Indemnitees and NewCo, as the case may be.

(ii) The Shareholder Letters and Participant Letters shall provide that whenever the Shareholders and the Participants are the “indemnifying party,” as such term is used in this Article 11: (A) the Shareholder Representatives shall have full power and authority to act on behalf of the Shareholders and the Participants; (B) all notices to be delivered to the “indemnifying party” shall be delivered to the Shareholder Representatives at their respective addresses set forth in the Shareholder Letters and Participant Letters; and (C) the written consent or approval of at least two (2) of the Shareholder Representatives shall be conclusively deemed to be the act or decision of the Shareholders and the Participants; provided, however, that with respect to a claim against a particular Shareholder in respect of a breach of such Shareholder’s Shareholder Title Representations in such Shareholder’s Shareholder Letter, such Shareholder shall be act on his, her or its own behalf with respect to such claim, and all notices to be delivered to the “indemnifying party” with respect to such claim shall be delivered to such Shareholder at the address for such Shareholder set forth in such Shareholder’s Shareholder Letter.

11.7 Tax Benefits with Respect to Damages. Claims as against the Closing Date Escrow and indemnification payments under this Article 11, the Shareholder Letters or the Participant Letters shall be treated by the claiming or indemnified party as an adjustment of the Merger Consideration or Gain Sharing Award, as appropriate, followed, if the Merger Purchaser is the claiming or indemnified party, by a capital contribution by the claiming indemnified party to the Surviving Corporation, and shall be reduced by any Tax benefits that arise from Damages and that are recognized by the claiming or indemnified party during the taxable period or calendar year in which an indemnification payment is made. To the extent that the indemnified party recognizes Tax benefits that arise from Damages, the claiming or indemnified party shall pay the amount of such Tax benefits (but not in excess of the escrow or indemnification payment or payments actually received from the Closing Date Escrow or indemnifying party with respect to such Damages) to the beneficiaries of the Closing Date Escrow or indemnifying party as such Tax benefits are actually recognized by the claiming or indemnified party. For purposes of this Section 11.7, the claiming or indemnified party shall be deemed to recognize a Tax benefit with respect to a taxable year if, and to the extent that, the claiming or indemnified party’s cumulative liability for Taxes through the end of such taxable year, calculated by excluding any Tax items attributable to the Damages from all taxable years, exceeds the claiming or indemnified party’s actual cumulative liability for Taxes through the end of such taxable year, calculated by taking into account any Tax items attributable to the Damages for all taxable years (to the extent permitted by relevant Tax law). After each calendar year or other taxable period, upon a Shareholder Representative’s or indemnifying party’s request, the claiming or indemnified party shall certify that it has not recognized any Tax benefits that have not theretofore been paid to or used as an offset for the benefit of the beneficiaries of the Closing Date Escrow or indemnifying parties. Upon a Shareholder Representative’s or indemnifying party’s request, the claiming or indemnified party shall provide the Shareholder Representative or indemnifying party with supporting documentation and information in reasonable detail outlining the basis for its certification. In the event that, after examining such information, the Shareholder Representative or indemnifying party disagrees with the claiming or indemnified party’s certification, the parties jointly shall select an independent third party auditor to resolve such dispute and such auditor’s determination shall be final. The cost of such independent auditor shall be shared equally by the indemnifying party and the indemnified party.

11.8 No Duplication. Any claim against the Closing Date Escrow or liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts (a) giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement or (b) taken into account in determining any adjustment to the Merger Consideration as a result of the determination of Working Capital as of the Closing pursuant to Section 3.2 of the Contribution Agreement.

11.9 No Special Damages. IN NO EVENT SHALL ANY PARTY, SHAREHOLDER OR PARTICIPANT BE LIABLE UNDER THIS ARTICLE 11, THE SHAREHOLDER LETTERS, THE PARTICIPANT LETTERS OR OTHERWISE IN RESPECT OF THE TRANSACTION AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY FOR EXEMPLARY, SPECIAL, PUNITIVE, INDIRECT, REMOTE, SPECULATIVE, INCIDENTAL OR CONSEQUENTIAL DAMAGES.

ARTICLE 12

Miscellaneous

12.1 Dispute Resolution.

(a) Scope. Except for disputes regarding Working Capital (which shall be resolved in the manner set forth in Section 3.2 of the Contribution Agreement), any controversy, dispute or claim, whether based on contract, tort, statute or other legal or equitable theory (including any claim of fraud, misrepresentation or fraudulent inducement or any question of validity or effect of this Agreement, the Contribution Agreement or the Merger Agreement) between the Parties to this Agreement, the Contribution Agreement or the Merger Agreement (other than solely between NewCo, on the one hand, and Merger Purchaser and/or the Surviving Corporation, on the other hand) arising out of or related to or in connection with this Agreement, the Contribution Agreement or the Merger Agreement (including any amendments, extensions and/or any agreements attached as exhibits hereto or thereto), any agreements contemplated by this Agreement, the Contribution Agreement or the Merger Agreement (but in any event not the Master Lease), any transactions arising under such matters and/or the breach or termination of any such matters (hereinafter the “Dispute”), shall be exclusively and finally settled by binding arbitration in accordance with the rules for domestic commercial arbitration – large complex, commercial disputes – of the American Arbitration Association (the “AAA”). In the event of any conflict between the provisions of such rules and the provisions hereof, this Agreement shall govern and control. The Parties agree to the consolidation or joinder of related arbitrations or claims. Any issues as to consolidation or joinder shall be decided by the first Panel constituted to hear a Dispute. The language of the arbitration shall be English.

(b) Institution of Claim. An arbitration shall be commenced by delivery by a Party (the “claimant”) of written notice (a “Notice of Arbitration”) by facsimile and/or by overnight mail, federal express or courier to the other Party to the Dispute (the “respondent”) in accordance with the provisions of Section 12.7 hereof and to the AAA. The arbitration shall be deemed to have commenced on the date the original, couriered or mailed version of the Notice of Arbitration is received by the respondent. The Notice of Arbitration shall include a brief statement of the claim, the amount of damages claimed and all information required by the rules of the AAA.

(c) Location. The seat of the arbitration shall be New York, New York.

(d) Selection and qualifications of Arbitrators. There shall be three (3) arbitrators (hereinafter referred to as the “Panel”). At the time of the filing of its Notice of Arbitration, the claimant shall name its party arbitrator. Within fourteen (14) days thereafter, the respondent shall name its party arbitrator. Within twenty-eight (28) days after the respondent’s receipt of the Notice of Arbitration, the Parties shall attempt to agree upon the third, neutral arbitrator. Should the Parties be unable to agree upon such third arbitrator by such time, the Parties shall notify the AAA to begin the selection of the neutral arbitrator. If a Party has failed to name its party arbitrator as provided herein, such Party shall be allowed to name its Party arbitrator as long as it does so twenty-eight (28) days prior to the date scheduled for the first pre-hearing conference to be held. In the event a Party fails to appoint an arbitrator prior to that time, such arbitrator shall be appointed by the AAA. Any vacancy of a party-appointed arbitrator shall be filled by the Party within twenty-one (21) days after notice of such vacancy or by the AAA if the Party does not appoint a replacement within such time period. The AAA shall repeat the selection process if the third arbitrator must be replaced for any reason. Each arbitrator shall be qualified by education, experience and training to determine the issues in dispute.

(e) Timing and Decision by the Panel. The Panel shall endeavor to have the Parties proceed to hearing in a reasonably expeditious manner, but shall ensure that the Parties have a fair and reasonable opportunity to develop and then to present their claims and defenses. The Panel shall render a decision within sixty (60) days of the close of the hearing. The Panel’s goal should be to have the award issued within one (1) year or less from the time the Panel is constituted. The Panel shall issue a reasoned award. The award may be enforced and a judgment entered by any court of competent jurisdiction and shall be appealable to the extent provided by the laws of the State of New York and the laws of the United States. The award shall be computed and paid in United States dollars by wire transfer to an account or accounts designated by the prevailing Party.

(f) Governing Law and Costs and Expenses. In deciding a Dispute, the Panel shall apply and utilize the substantive law of the State of New York, including such matters as whether the Party’s attorney’s fees are recoverable and whether, at what rate, and under what circumstances, interest is recoverable, but the use of such substantive law shall be without regard to any conflict of law principle or rules. Each Party shall bear its own costs, expenses, the costs of its party arbitrator and attorneys’ fees. The remaining costs of the arbitration and of the neutral arbitrator shall be split between the Parties; provided, however, that the portion of such remaining amount to be paid by the Shareholders and Participants, as well as all costs and expenses incurred by the Shareholder Representatives, shall be paid out of accrued interest on the Closing Escrow Amount (to the extent that accrued interest to which Shareholders and Participants are then entitled is sufficient to cover such amounts). The Panel may, as part of its decision, award all or part of such remaining costs, as well as expert fees and costs, to the prevailing Party.

(g) Discovery. The Parties agree that each is entitled to all forms of discovery permitted by the applicable New York rules of civil procedure. The Panel shall have the power to determine the amount of such discovery and how it will be conducted, to the extent not agreed to by the Parties. The Panel shall also have the power to order the Parties to provide documents, witness lists, expert witness reports and such other materials or information needed to provide documents for an efficient hearing. The Panel shall promptly schedule and hold an initial pre-hearing conference and any other conferences to determine any and all such matters.

(h) Confidentiality. The Parties agree that the arbitration hearings held pursuant hereto shall not be open to any third party. Such hearings are to be private and limited to the arbitrators, court reporters, the Parties, their counsel, their representatives and the witnesses. The Parties further agree to maintain the confidentiality of, and not to disclose to a third party, any information, documents or things regarding any arbitral proceeding or disclosed in the course thereof, except as required by applicable Law or unless required in connection with an action to enforce, nullify, modify or correct an award.

(i) Enforceability and Severability. If any part of this arbitration provision is held to be unenforceable, it shall be severed and shall not affect either the duty to arbitrate or any other part of this provision.

(j) Court-Ordered Interim Relief. At any time after giving notice of a dispute, any Party may request a court of competent jurisdiction to grant interim measures of protection: (i) to preserve the status quo pending resolution of the Dispute, (ii) to prevent the destruction or loss of documents and other information or things relating to the Dispute, (iii) to prevent the transfer, dissipation or hiding of assets, or (iv) to aid the arbitration proceedings and the award. A request for such interim measures to a judicial authority shall not be deemed incompatible with the provisions of this dispute resolution agreement or a waiver of a Party’s right to arbitrate.

12.2 Press Releases and Public Announcements. Neither the Merger Acquiring Parties on the one hand nor the Company or NewCo on the other shall issue any press release or make any public announcement relating to the subject matter of this Agreement, the Contribution Agreement or the Merger Agreement prior to the Closing without the prior approval of the other; provided, however, that either the Merger Acquiring Parties or the Company or NewCo may make any public disclosure that it or they believe in good faith is required by applicable Law (including securities laws, stock exchange or other applicable requirements), in which case such Party or Parties shall use commercially reasonable efforts to advise the other Party or Parties prior to making the disclosure and to limit its or their disclosures to those required under such applicable Law or agreement. Notwithstanding the foregoing, the Company, NewCo and the Merger Acquiring Parties shall use commercially reasonable efforts to jointly draft all disclosures to employees regarding matters relating to this Agreement, the Contribution Agreement, the Merger Agreement and the Transactions.

12.3 No Third-Party Beneficiaries. Except as specifically provided in Section 9.2, Section 9.3, Section 11.2, Section 11.3, Section 11.4, Section 12.1 and this Section 12.3, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns. Notwithstanding any other provision in the Transaction Agreements, the Shareholder Representatives may enforce this Agreement and the other Transaction Agreements for and on behalf of the Shareholders.

12.4 Entire Agreement. The Transaction Agreements (including the documents referred to herein) and the Confidentiality Agreements constitute the entire agreement among the Parties with respect to the subject matter thereof and supersede any prior understandings, agreements, or representations by or among the Parties, whether oral or written, and there are no representations, warranties or other agreements between the Parties in connection with the subject matter hereof, except as specifically set forth therein or contemplated thereby.

12.5 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties.

12.6 References and Construction. In this Agreement: (a) unless the context requires otherwise, all references in this Agreement to articles, sections, subsections or other subdivisions shall be deemed to mean and refer to articles, sections, subsections or other subdivisions of this Agreement; (b) titles appearing at the beginning of any article, section, subsection or other subdivision are for convenience only and shall not constitute part of such article, section, subsection or subdivision and shall be disregarded in construing the language contained therein; (c) the words “this Agreement,” “this instrument,” “herein,” “hereof,” “hereby,” “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited; (d) words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires; (e) pronouns in masculine, feminine or neuter genders shall be construed to include any other gender; (f) examples shall not be construed to limit, expressly or by implication, the matters they illustrate; (g) the word “or” is not exclusive and the word “includes” and its derivatives means “including, without limitation,” and corresponding derivative expressions; (h) no consideration shall be given to the fact or presumption that one Party had a greater or lesser hand in drafting this Agreement or any provision hereof; (i) all references herein to “$” or “dollars” shall refer to U.S. Dollars; and (j) unless the context otherwise requires or unless otherwise provided herein, any reference herein to a particular agreement, instrument or document shall also refer to and include all schedules, attachments, appendices and exhibits to such agreement, instrument or document and all renewals, extensions, modifications, amendments or restatements of such agreement, instrument or document.

12.7 Notices.

(a) All notices and other communications given or made pursuant to this Agreement, the Merger Agreement or the Contribution Agreement shall be in writing and shall be (i) sent by an overnight courier service that provides proof of receipt, (ii) mailed by registered or certified mail (postage prepaid, return receipt requested) or (iii) telecopied to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If Sent On or Prior to the Closing:

if to the Company, to:

Hearthstone Assisted Living, Inc.

Attention: Timothy Hekker, President

9595 Six Pines Drive

Suite 6300

The Woodlands, Texas 77380

Fax No.: (281) 362-3503

with copies to:

Hearthstone Assisted Living, Inc.

Board of Directors

c/o F. Zarrilli, Chairman

375 Park Avenue

Suite 3101

New York, New York 10152

Fax No.: (212) 771-1899

Andrews Kurth LLP

600 Travis Street

Suite 4200

Houston, Texas 77002

Attention: Eddy J. Rogers, Jr. and Jeff C. Dodd

Fax No.: (713) 238-7419

if to NewCo, to:

NewCo

c/o Hearthstone Assisted Living, Inc.

Attention: Timothy Hekker, President

9595 Six Pines Drive

Suite 6300

The Woodlands, Texas 77380

Fax No.: (281) 362-3503

with copies to:

Hearthstone Assisted Living, Inc.

Board of Directors

c/o F. Zarrilli, Chairman

375 Park Avenue

Suite 3101

New York, New York 10152

Fax No.: (212) 771-1899

Andrews Kurth LLP

600 Travis Street

Suite 4200

Houston, Texas 77002

Attention: Eddy J. Rogers, Jr. and Jeff C. Dodd

Fax No.: (713) 238-7419

if to the Merger Purchaser or the Merger Sub, to:

Nationwide Health Properties Inc.

610 Newport Center Drive, Suite 1150

Newport Beach, California 92660

Attention: Chief Portfolio Officer

Fax No.: (949) 759-6887

If Sent After the Closing:

if to the Company, as Surviving Corporation, or to the Merger Purchaser, to:

c/o Nationwide Health Properties Inc.

610 Newport Center Drive, Suite 1150

Newport Beach, California 92660

Attention: Chief Portfolio Officer

Fax No.: (949) 759-6887

if to NewCo, to:

Hearthstone Operations, LLC

c/o Hearthstone Senior Living Services, LLC

Attention: Timothy Hekker, President

9595 Six Pines Drive

Suite 6300

The Woodlands, Texas 77380

Fax No.: (281) 362-3503

If to the Shareholder Representatives to:

Shareholder Representatives—Hearthstone Assisted Living, Inc.

c/o F. Zarrilli, Chairman

375 Park Avenue

Suite 3101

New York, New York 10152

Fax No.: (212) 771-1899

Andrews Kurth LLP

600 Travis Street

Suite 4200

Houston, Texas 77002

Attention: Eddy J. Rogers, Jr. and Jeff C. Dodd

Fax No.: (713) 238-7419

(b) If this Agreement provides for a designated period after a notice within which to perform an act, such period shall commence on the date of receipt or refusal of the notice.

(c) If this Agreement requires the exercise of a right by notice on or before a certain date or within a designated period, such right shall be deemed exercised on the date of delivery to the courier service, telecopying or mailing of the notice pursuant to which such right is exercised.

12.8 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to any choice or conflict of laws rules, provisions or principles (whether of the State of New York or any other jurisdiction) the application of which would result in the application of the Laws of any jurisdiction other than the State of New York.

12.9 Amendment. No amendment, modification or supplement of this Agreement shall be binding unless it shall be specifically designated to be an amendment, modification or supplement of this Agreement and shall be executed in writing by the Parties hereto.

12.10 Waivers. No waiver of any of the provisions of this Agreement shall be binding upon a Party unless such waiver shall be in writing and specifically designated as such and shall be executed by the Party or Parties to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision of this Agreement (whether or not similar), nor shall such waiver constitute a continuing waiver, unless otherwise expressly provided therein.

12.11 Severability. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable by a court, tribunal or other forum of competent jurisdiction for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including, without limitation, each portion of any subdivision of this Agreement containing any such provision held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; (b) such provision will be deemed reformed to the extent necessary to conform to applicable Law and to give maximum effect to the intent of the Parties, or, if that is not possible, such provision shall be deemed severed from this Agreement; and (c) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any subdivision of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

12.12 Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original copy of this Agreement, and all of which, when taken together, shall be deemed to constitute one and the same agreement. The Parties may sign and deliver this Agreement by facsimile transmission or by electronic mail in “portable document format.” Each Party agrees that the delivery of this Agreement by facsimile or by electronic mail in “portable document format” shall have the same force and effect as delivery of original signatures, and that each Party may use such facsimile or electronic mail signatures as evidence of the execution and delivery of this Agreement by all Parties to the same extent that an original signature could be used.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

THE “MERGER PURCHASER”

NATIONWIDE HEALTH PROPERTIES INC.

By:	/s/ Donald D. Bradley
Name:	Donald D. Bradley
Title:	Chief Investment Officer Senior Vice President

“NEWCO”

HEARTHSTONE OPERATIONS, LLC

By:	/s/ Timothy P. Hekker
Name:	Timothy P. Hekker
Title:	President and CEO

THE “COMPANY”

HEARTHSTONE ASSISTED LIVING, INC.

By:	/s/ Timothy P. Hekker
Name:	Timothy P. Hekker
Title:	President and CEO